                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                       (INCLUDING THE ASSOCIATED RIGHTS)
                                       OF

                             DAVE & BUSTER'S, INC.
                            AT $12.00 NET PER SHARE
                                       BY

                           D&B ACQUISITION SUB, INC.

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JULY 2, 2002, UNLESS THE OFFER IS EXTENDED.

    WE ARE MAKING AN OFFER (THE "OFFER") TO PURCHASE ALL OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK OF DAVE & BUSTER'S, INC. (THE "COMMON STOCK"), INCLUDING ASSOCIATED RIGHTS ISSUED PURSUANT TO THE AMENDED AND RESTATED RIGHTS AGREEMENT, DATED AS OF SEPTEMBER 22, 1999, BETWEEN DAVE & BUSTER'S AND CHASEMELLON SHAREHOLDER SERVICES, L.L.C., AS RIGHTS AGENT (THE "RIGHTS" AND, TOGETHER WITH THE COMMON STOCK, THE "SHARES") FOR $12.00 NET PER SHARE IN CASH. OUR OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 30, 2002, AMONG D&B HOLDINGS I, INC., A DELAWARE CORPORATION (WHICH WE SOMETIMES REFER TO AS "PARENT"), D&B ACQUISITION SUB, INC., A MISSOURI CORPORATION (WHICH WE SOMETIMES REFER TO AS "PURCHASER"), AND DAVE & BUSTER'S (THE "MERGER AGREEMENT").

    AT A MEETING HELD ON MAY 30, 2002, THE BOARD OF DIRECTORS OF DAVE & BUSTER'S, ACTING IN PART UPON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS (THE "SPECIAL COMMITTEE"), BY UNANIMOUS VOTE (I) DETERMINED THAT THE OFFER, THE MERGER (AS DEFINED BELOW) AND THE MERGER AGREEMENT ARE FAIR FROM A FINANCIAL POINT OF VIEW TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF DAVE & BUSTER'S, (II) APPROVED THE OFFER, THE MERGER, THE MERGER AGREEMENT AND THE SUPPORT AND EXCHANGE AGREEMENT (DEFINED BELOW) AND (III) RECOMMENDED THAT THE STOCKHOLDERS OF DAVE & BUSTER'S ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH WOULD REPRESENT AT LEAST 80% OF THE TOTAL SHARES OF COMMON STOCK OF DAVE & BUSTER'S ISSUED AND OUTSTANDING ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION"). IF THIS CONDITION IS NOT SATISFIED, WE ARE NOT OBLIGATED TO ACCEPT VALIDLY TENDERED AND NOT WITHDRAWN SHARES FOR PAYMENT.

                                   IMPORTANT

    Any stockholder wishing to tender Shares in this Offer must (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares"; or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such person if such stockholder wishes to tender such Shares.

    Any stockholder who wishes to tender Shares but cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the date on which the Offer expires or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section
3 -- "Procedures for Accepting the Offer and Tendering Shares." Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent. Stockholders may also contact their broker, dealer, commercial bank and trust company or other nominee for assistance concerning the Offer.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.

              The date of this Offer to Purchase is June 4, 2002.

    A SUMMARY TERM SHEET DESCRIBING THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 4. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

                               TABLE OF CONTENTS

SUMMARY TERM SHEET..........................................    1
INTRODUCTION................................................    5
SPECIAL FACTORS.............................................    6
THE TENDER OFFER............................................   18
     1.  Terms of the Offer.................................   18
     2.  Acceptance for Payment and Payment for Shares......   19
     3.  Procedures for Accepting the Offer and Tendering
      Shares................................................   20
     4.  Withdrawal Rights..................................   23
     5.  Material U.S. Federal Income Tax Considerations....   24
     6.  Price Range of Shares; Dividends...................   24
     7.  Certain Information Concerning Dave & Buster's.....   25
     8.  Selected Financial Information.....................   25
     9.  Certain Information Concerning Purchaser and Other
      Persons...............................................   27
     10. Source and Amount of Funds.........................   29
     11. Background of the Offer; Past Contacts or
      Negotiations with Dave & Buster's.....................   30
     12. The Merger Agreement; Other Arrangements...........   31
     13. Purpose of the Offer; Plans for Dave & Buster's....   43
     14. Certain Effects of the Offer.......................   44
     15. Dividends and Distributions........................   45
     16. Extension of Tender Period; Termination;
      Amendment.............................................   45
     17. Certain Conditions of the Offer....................   46
     18. Certain Legal Matters; Regulatory Approvals........   48
     19. State Takeover Laws................................   49
     20. Rights Of Dissenting Stockholders..................   50
     21. Fees and Expenses..................................   51
     22. Miscellaneous......................................   51
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND
  OTHER PERSONS.............................................   52
SCHEDULE II SELECTED PROVISIONS OF MISSOURI LAW GOVERNING
  DISSENTER'S RIGHTS........................................   63

                               SUMMARY TERM SHEET

     D&B Acquisition Sub, Inc., is offering to purchase all of the issued and outstanding shares of common stock of Dave & Buster's, Inc., together with the associated rights, for $12.00 net per Share in cash. The following are some of the questions you may have, as a stockholder of Dave & Buster's, followed by answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this Summary Term Sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

- WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is D&B Acquisition Sub, Inc. We are a Missouri corporation formed for the purpose of making a tender offer for all of the issued and outstanding Shares of common stock of Dave & Buster's, Inc. together with the associated rights. See Section 9 -- "The Tender Offer -- Certain Information Concerning Purchaser and Other Persons."

- WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are seeking to purchase all of the issued and outstanding shares of common stock of Dave & Buster's, together with the associated rights. See "Introduction."

- HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $12.00 per share, net to you, in cash. If you are the record owner of your Shares and you tender your Shares directly to The Bank of New York (the "Depositary") in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section
3 -- "Procedures for Accepting the Offer and Tendering Shares."

- DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     We will require approximately $269.7 million to purchase all Shares validly tendered and not withdrawn in the Offer, to provide funding for the merger which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement, to repay certain outstanding indebtedness of Dave & Buster's and to pay transaction-related expenses. Approximately $104.7 million of these funds will be contributed as cash equity contributions to our parent company, D&B Holdings I, Inc., by Investcorp S.A. ("Investcorp"), affiliates of Investcorp and certain international investors with whom Investcorp maintains an administrative relationship. Certain third-party lenders have agreed to provide up to $165 million in debt financing for such purposes, subject to certain conditions. See Section 10 -- "Source and Amount of Funds."

     Investcorp has guaranteed the performance by us of our obligations under the Merger Agreement, including our obligation to accept and pay for Shares validly tendered and not withdrawn, subject to satisfaction, at the expiration of the Offer, of all conditions provided for in the Merger Agreement. As a result, the Offer is not conditioned upon receipt of any financing. See Section 10 -- "Source and Amount of Funds."

- HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?

     You will have at least until 5:00 p.m., New York City time, on Tuesday, July 2, 2002, which is the scheduled expiration date of the Offer, to decide whether to tender your Shares in the Offer, unless we decide to extend the offering period or provide a subsequent offering period. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 -- "Terms of the Offer" and
Section 3 -- "Procedures for Accepting the Offer and Tendering Shares."

- CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the Merger Agreement, we can extend the Offer. Under the Merger Agreement, we may extend the Offer for up to a maximum of ten additional business days without the consent of Dave & Buster's, if any of the conditions to our obligation to purchase Shares is not satisfied. We may also extend the Offer, without the consent of Dave & Buster's for any period required by applicable law, including any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") applicable to the Offer, or extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under the Merger Agreement. If the Minimum Tender Condition has been satisfied and all other conditions to the Offer have been satisfied or waived, but less than 90% of the Shares, on a fully-diluted basis, have been validly tendered and not withdrawn on the scheduled expiration date, we may accept and purchase all of the Shares tendered in the initial offering period and notify stockholders of our intent to provide a "subsequent offering period" of 15 business days or less. See Section 1 -- "Terms of the Offer."

- HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 -- "Terms of the Offer."

- WHAT IS THE MOST SIGNIFICANT CONDITION TO THE OFFER?

     The Offer is subject to a Minimum Tender Condition that there be validly tendered and not withdrawn at least 80% of the Shares outstanding on the date of purchase. We are not obligated to purchase any Shares which are validly tendered unless such Minimum Condition is satisfied. We also are not obligated to purchase Shares which are validly tendered if, among other things, the other conditions provided for in the Merger Agreement are not met by the expiration of the Offer. See Section 1 -- "Terms of the Offer" and Section 17 -- "Certain Conditions of the Offer."

     Pursuant to the Merger Agreement, Dave & Buster's has represented that, as of May 30, 2002, 13,269,611 Shares were issued and outstanding. Therefore, assuming there is no exercise of any option between such time and the expiration of the Offer, we believe that the Minimum Tender Condition would be satisfied if approximately 10, 615,689 Shares are validly tendered and not withdrawn prior to the date on which the Offer expires. Because certain stockholders have agreed not to tender their Shares, but to instead exchange their Shares for shares of capital stock of Parent, the 10,615,689 Shares required to be tendered actually represents approximately 87% of the Shares available to be tendered in the Offer.

- HOW DO I TENDER MY SHARES?

     To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to the Depositary at the address listed on the back cover of this Offer to Purchase, not later than the time the Offer expires. If your broker holds your Shares in street name, the Shares can be tendered by your broker through the Depositary. If you cannot get any document or instrument that is required to be delivered to the Depositary by the expiration of the Offer, you may get extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three business days following expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three business-day period. See
Section 3 -- "Procedure for Accepting the Offer and Tendering Shares."

- UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by August 5, 2002, you can withdraw them at any time after such time until we accept Shares for payment. This right to withdraw will not apply to any subsequent offering period discussed in Section 1 of this Offer to Purchase, if one is included. See
Section 1 -- "Terms of the Offer" and Section 4 -- "Withdrawal Rights."

- HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4 -- "Withdrawal Rights." Withdrawals of Shares may not be rescinded. However, withdrawn Shares may be tendered again at any time prior to the Expiration Date by following one of the procedures described in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares."

- WHAT DOES THE BOARD OF DIRECTORS OF DAVE & BUSTER'S THINK OF THE OFFER?

     We are making the Offer pursuant to an Agreement and Plan of Merger among us, Parent, and Dave & Buster's. At a meeting held on May 30, 2002, the Board of Directors of Dave & Buster's, acting in part upon the recommendation of the Special Committee, by unanimous vote (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the stockholders of Dave & Buster's, (ii) approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement (defined below) and (iii) recommended that the stockholders of Dave & Buster's accept the Offer and tender their Shares pursuant thereto.

     The Board of Directors of Dave & Buster's recommends that you tender your Shares in the Offer. See the "Introduction."

- HAVE ANY STOCKHOLDERS AGREED TO TENDER THEIR SHARES?

     No. Stockholders who own Shares representing approximately 8.0% of the issued and outstanding Shares have agreed, among other things, to not tender their Shares, and to exchange their Shares for newly-issued shares of Parent following consummation of the Offer. See Section 12 -- "The Merger Agreement; Other Arrangements."

- IF THE MINIMUM TENDER CONDITION IS SATISFIED, WILL DAVE & BUSTER'S CONTINUE AS A PUBLIC COMPANY?

     No. If the Merger takes place, Dave & Buster's will no longer be publicly owned. Even if the Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the common stock of Dave & Buster's will no longer be eligible to be traded through the New York Stock Exchange (the "NYSE") or other securities exchange, there may not be a public trading market for the stock of Dave & Buster's and Dave & Buster's may cease making filings with the SEC or otherwise cease being required to comply with the rules of the SEC relating to publicly-held companies. See Section 14 -- "Certain Effects of the Offer."

- WHAT WILL HAPPEN IF THE MINIMUM TENDER CONDITION IS NOT SATISFIED?

     If at least 66 2/3% of the Shares are tendered in the Offer, but the Minimum Tender Condition is not met and no Shares have been accepted by us, then, subject to certain conditions, we have agreed with Dave & Buster's that the Offer will be terminated, and we would seek to proceed with the Merger. If this were to happen, the Merger would be submitted to a stockholder vote, and, if approved, the price paid in the Merger would equal the price per Share that would have been paid in the Offer. See Section 12 -- The Merger Agreement; Other Arrangements

- IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     Approval of the stockholders of Dave & Buster's may be required by applicable law in order for the Merger to take place. However, if we accept for payment and pay for at least 66 2/3% of the Shares, we will own sufficient Shares to ensure that the required vote of stockholders will be obtained. Stockholders not tendering in the Offer will receive the same amount of cash per Share in the Merger that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. See "Introduction" and Section 14 -- "Certain Effects of the Offer."

- WHAT ARE MY DISSENTERS' RIGHTS?

     We do not believe that dissenters' rights under the General Business and Corporation Law of Missouri (the "Missouri BCL") are available to stockholders of Dave & Buster's in connection with the Offer. If you do not tender your Shares in the Offer, upon the completion of the Merger, you may have a right to dissent and demand payment of the judicially appraised fair value of your Shares plus a fair rate of interest, if any, from the date of the Merger. This value may be more or less than the $12.00 per share cash consideration in the Offer and the Merger. See Section 20 -- "Rights of Dissenting Stockholders."

- WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On May 30, 2002, the last trading day before we announced the Offer and the possible subsequent Merger, the last sale price of Dave & Buster's common stock reported on the NYSE was $10.59 per Share. Between January 2, 2002 and June 3, 2002, the closing price of a share of Dave & Buster's common stock ranged between $6.39 and $12.13. We advise you to obtain a recent quotation for Shares of Dave & Buster's common stock in deciding whether to tender your Shares. See
Section 6 -- "Price Range of Shares; Dividends."

- WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     You can call D.F. King & Co., Inc. at (800) 549-6697 (toll free). D.F. King & Co., Inc. is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of Dave & Buster's, Inc.:

                                  INTRODUCTION

     D&B Acquisition Sub, Inc., a Missouri corporation ("Purchaser"), hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (which we refer to as the "Common Stock"), of Dave & Buster's together with the associated rights issued pursuant to the Amended and Restated Rights Agreement, dated September 22, 1999, between Dave & Buster's and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (which we refer to as the "Rights" and collectively with the Common Stock as "Shares"), at a price of $12.00 per Share, net to the seller in cash (such amount is sometimes referred to in this Offer to Purchase as the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (collectively, the "Offer").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated May 30, 2002, among Dave & Buster's, Purchaser and Parent (the "Merger Agreement"). The Merger Agreement provides that Purchaser will be merged with and into Dave & Buster's (the "Merger") as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. Following the Merger, Dave & Buster's will continue as the surviving corporation and a wholly-owned subsidiary of Parent, and the separate corporate existence of Purchaser shall cease. Pursuant to the Merger Agreement, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Dave & Buster's, any of its subsidiaries or by Purchaser or Parent or any of their subsidiaries), shall be converted into and shall become the right to receive the Offer Price, without interest. The Merger Agreement is more fully described in Section 12 -- "The Merger Agreement; Other Arrangements."

     If you are a record owner of Shares and tender directly to the Depositary, you will not be obligated to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker or bank, you should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of the Depositary, and D.F. King & Co., Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 21 -- "Fees and Expenses."

     At a meeting held on May 30, 2002, the Board of Directors of Dave & Buster's, acting in part upon the recommendation of the Special Committee, has by unanimous vote (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the stockholders of Dave & Buster's, (ii) approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement and (iii) recommended that the stockholders of Dave & Buster's accept the Offer and tender their Shares pursuant thereto.

     Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), financial advisor to the Special Committee, delivered to the Special Committee a verbal opinion that was subsequently confirmed in writing and dated May 30, 2002 (the "Fairness Opinion"), to the effect that, as of such date and based on and subject to the matters stated in their opinion, the $12.00 cash per Share to be received in the Offer and the Merger by the holders of Shares is fair from a financial point of view to unaffiliated holders of the Shares. The full text of Houlihan Lokey's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Annex A to Dave & Buster's Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to stockholders with this Offer to Purchase. Stockholders are urged to carefully read the text of Houlihan Lokey's opinion in its entirety. See "Special Factors".

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN AT LEAST 80% OF THE SHARES OUTSTANDING ON THE DATE OF PURCHASE. THE OFFER IS ALSO SUBJECT TO THE SATISFACTION OF OTHER CONDITIONS SET FORTH IN THE MERGER AGREEMENT. SEE SECTION 17 -- "CERTAIN CONDITIONS OF THE OFFER."

     At the same time as the Merger Agreement was signed, David O. Corriveau, James W. Corley, Walter S. Henrion and William C. Hammett, Jr. (collectively, the "Affiliate Stockholders") owning approximately 8.0% of the Shares (the "Affiliate Shares") outstanding on May 30, 2002 agreed, among other things, not to tender the Affiliate Shares, to vote the Affiliate Shares in favor of the Merger in any vote of the stockholders of Dave & Buster's, and to exchange the Affiliate Shares for newly-issued shares of capital stock of Parent (the "Parent Stock") following completion of the Offer, but before payment for tendered Shares.

     Pursuant to the Merger Agreement, Dave & Buster's has represented that, as of May 30, 2002, 13,269,611 Shares were issued and outstanding. Except for Affiliate Shares, neither Purchaser nor any person listed on Schedule I of this Offer to Purchase beneficially owns any Shares. Assuming there is no exercise of any option between May 30, 2002 and the date of expiration of the Offer, we believe that the Minimum Tender Condition, which requires that 80% of the Shares issued and outstanding on the date of payment have been tendered and not withdrawn, would be satisfied if approximately 10,615,689 Shares are validly tendered and not withdrawn prior to the date on which the Offer expires. Because the Affiliate Shares will not be tendered, but will be exchanged for Parent Stock after the date of purchase of tendered shares, the 10,615,689 Shares required to be tendered actually represents approximately 87% of the Shares available to be tendered in the Offer.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

     The disclosure contained in this section is derived in part from information provided to Purchaser by the Special Committee or by Dave & Buster's.

BACKGROUND OF THE OFFER AND THE MERGER

     In the fall of 1999, following a significant decline in Dave & Buster's stock price, Dave & Buster's Board of Directors requested advice from a national investment banking firm on strategic alternatives available to Dave & Buster's to improve stockholder value. At a meeting of Dave & Buster's Board of Directors in December 1999, the investment banking firm presented its analysis of, and recommendations with respect to, various strategic alternatives, including the possibility of an acquisition of Dave & Buster's. At the same meeting, Mr. Corriveau advised Dave & Buster's Board of Directors that, following the steep decline in Dave & Buster's stock price, Dave & Buster's had received several unsolicited inquiries from financial buyers concerning a possible acquisition of Dave & Buster's, and also exploring management's interest in participating in any such transaction. Dave & Buster's Board of Directors determined, based on the advice of its outside corporate counsel, that it would be appropriate under the circumstances to appoint a special committee of independent directors to evaluate and negotiate on behalf of Dave & Buster's any such acquisition proposals that may be received from one or more prospective buyers. Accordingly, Dave & Buster's Board of Directors appointed Allen J. Bernstein, Mark A. Levy (as Chairman), Peter A. Edison and Christopher C. Maguire to serve on the Special Committee, and authorized the Special Committee to retain its own legal counsel and financial advisors.

     During the period from January to September 2000, Dave & Buster's continued to receive unsolicited inquiries from various strategic and financial buyers concerning a possible acquisition or business combination involving Dave & Buster's. Dave & Buster's had informal discussions with each of these prospective buyers to determine their level of interest, their ability (financially and otherwise) to complete a transaction, and their business plan for Dave & Buster's. After signing confidentiality agreements, Dave & Buster's allowed those prospective buyers who appeared to be credible to conduct due diligence on Dave & Buster's and to explore financing alternatives for a possible transaction. Each of these prospective buyers, however, ultimately declined to make a formal acquisition proposal to Dave & Buster's. In September 2000, all discussions with prospective purchasers had ceased, and Dave & Buster's Board of Directors determined to disband the Special Committee.

     In November 2000, Dave & Buster's received an unsolicited inquiry from another prospective buyer, who expressed interest in exploring a possible acquisition transaction that would involve Dave & Buster's management. In December 2000, Dave & Buster's Board of Directors reconstituted the Special Committee with the same members (Messrs. Levy (as Chairman), Bernstein, Edison and Maguire), in anticipation of receiving a formal proposal from this prospective buyer. The prospective buyer conducted due diligence on Dave & Buster's and explored financing alternatives for several months. Dave & Buster's and the Special Committee continued discussions with the prospective buyer over the same period, but were unable to reach an agreement in principle with the prospective buyer on price and certain other material terms. These discussions ceased in September 2001, due in part to the terrorist attacks that occurred on September 11th and the prospective buyer's perception of the potential impact of such events on Dave & Buster's business and U.S. financial markets generally.

     In November 2001, Dave & Buster's received an unsolicited inquiry from another prospective financial buyer, who expressed interest in exploring a possible acquisition transaction. In December 2001, Dave & Buster's entered into a confidentiality agreement with this prospective buyer. During January and February 2002, this prospective buyer conducted its preliminary due diligence examination of Dave & Buster's, and explored various financing alternatives for a possible transaction. On February 22, 2002, representatives of the prospective buyer met with the Special Committee and its financial advisors and legal counsel, at which meeting the participants discussed in general terms (excluding price) a possible transaction in which the prospective buyer would join with certain members of Dave & Buster's management to acquire all of the outstanding Shares of Dave & Buster's. Shortly after this meeting, the prospective buyer indicated to Mr. Levy, Chairman of the Special Committee, that the prospective buyer would be interested in making a formal proposal to the Special Committee after completing some additional financial due diligence on Dave & Buster's, and conditioned upon (among other things) Dave & Buster's agreeing to negotiate exclusively with the buyer for a designated period of time and to reimburse certain of the buyer's expenses relating to a possible transaction. In anticipation of receiving a proposal from this prospective buyer, the Special Committee retained Houlihan Lokey to render advice regarding the value of Dave & Buster's and, if requested, to render an opinion to the Special Committee and Dave & Buster's Board of Directors as to the fairness of any such proposal to the stockholders of Dave & Buster's from a financial point of view.

     Between February 22 and March 7, 2002, Mr. Levy and the Special Committee's legal counsel had numerous discussions with the prospective buyer and its legal counsel concerning the conditions under which the prospective buyer would be willing to submit a formal proposal to the Special Committee. During this period, Mr. Levy provided the other members of the Special Committee with frequent updates on the status of these discussions and the prospects for receiving a formal acquisition proposal from the prospective buyer. On March 8, 2002, the prospective buyer submitted a proposal to the Special Committee (the "March Proposal") to acquire all of the outstanding Shares of Dave & Buster's for an aggregate purchase price in the range of $224 million to $231 million (or between approximately $10.00 and $10.50 per share) on a debt-free, cash-free basis. The proposed transaction would be structured as a tender offer, to be followed (if necessary) by a merger of Dave & Buster's with the buyer, and would provide an opportunity for certain members of Dave & Buster's senior management to participate by exchanging their equity in Dave & Buster's for up to approximately 40% of the equity in a new entity to be formed by the buyer to consummate the transaction. The proposal was accompanied by the buyer's proposed form of merger agreement, which included (among other provisions) a financing condition and a provision for a termination fee in the event that Dave & Buster's was to terminate the agreement to accept another proposal. The proposal was also accompanied by a commitment letter to evidence the buyer's ability to obtain debt financing to fund a portion of the offer. Finally, to induce the prospective buyer to enter into negotiations for a definitive agreement and to continue its due diligence investigation, the prospective buyer sought an agreement from Dave & Buster's to (among other things) maintain the confidentiality of the proposal, negotiate exclusively with the buyer for a designated period of time, and reimburse certain of the buyer's expenses relating to a possible transaction.

     On March 12, 2002, the Special Committee met with its financial advisors and legal counsel for the purpose of evaluating the March Proposal. At this meeting, the Special Committee received a presentation from Houlihan Lokey regarding the value of the March Proposal to Dave & Buster's stockholders. The Special

Committee also received a presentation from its legal counsel as to the provisions of the proposed merger agreement and the other terms and conditions of the March Proposal. After discussion among the members of the Special Committee and with its financial and legal advisors, the Special Committee determined that the price range reflected in the March Proposal was inadequate, and that the terms and conditions of the proposal generally were not in the best interests of Dave & Buster's stockholders. Accordingly, the Special Committee unanimously voted to reject the March Proposal. Mr. Levy communicated the Special Committee's decision to a representative of the prospective buyer following the meeting, and indicated that the Special Committee would be willing to consider a revised proposal at a higher price should the prospective buyer wish to submit one. In the weeks following the March 12 meeting, representatives of the Special Committee and Dave & Buster's had informal discussions with the prospective buyer about possible alternative transactions or investments in Dave & Buster's. However, these discussions terminated as of late March 2002, without a revised acquisition or investment proposal being formally submitted by the prospective buyer.

     In late March 2002, certain members of Dave & Buster's senior management and representatives of Investcorp began to discuss various alternative transactions involving Dave & Buster's. Representatives of Investcorp had initially contacted Dave & Buster's in February 2002, but due to ongoing discussions with other potentially interested purchasers, Dave & Buster's indicated that it was not interested in pursuing a transaction with Investcorp at that time. On March 26, 2002, Dave & Buster's and Investcorp entered into a confidentiality agreement. Commencing in early April 2002, Investcorp conducted its due diligence review of Dave & Buster's to determine whether Investcorp would proceed with further discussions toward a possible going-private transaction and if so, to determine possible transaction structures.

     On April 25, 2002, Mr. Bernstein resigned from the Special Committee, citing the need for devote more of his time and attention to the sale of Morton's Restaurant Group, Inc., of which he is currently the Chairman and Chief Executive Officer.

     On May 1, 2002, representatives of Investcorp met with Mr. Levy and Mr. Maguire and delivered a letter expressing interest in pursuing a transaction in the range of $11.00 to $12.00 per share in cash, subject to (among other conditions) completion of further due diligence on Dave & Buster's and obtaining financing commitments for such a transaction. From May 6, 2002 until May 23, 2002, Investcorp, together with its legal and financial advisors, continued its diligence review of Dave & Buster's business and operations. Representatives of Investcorp also continued to meet during this time period with members of Dave & Buster's senior management to discuss the forms of transaction agreements and management compensation arrangements.

     On May 23, 2002, Investcorp's legal advisors delivered a proposed form of Merger Agreement and a proposed form of Support and Exchange Agreement to Dave & Buster's counsel and to counsel to the Special Committee. On May 24, 2002, representatives of Investcorp held a telephone conference with members of the Special Committee, and orally indicated a proposed purchase price of $11.50 per Share for Dave & Buster's Shares of $11.50. The Investcorp representatives confirmed that the offer would not be subject to a financing contingency, and that they expected to secure financing commitments prior to signing the Merger Agreement.

     During the period from May 24 through May 30, 2002, counsel for the Special Committee and counsel for Dave & Buster's negotiated the terms of the Merger Agreement and related documents with counsel for Investcorp. Counsel for the Special Committee also discussed and confirmed the need for Investcorp to set the Minimum Tender Condition at no less than 80% of the outstanding Shares to qualify for certain tax treatment under United States tax laws. During this period, Mr. Levy frequently apprised the other members of the Special Committee of the status of these negotiations.

     On May 28, 2002, Mr. Levy contacted Investcorp and indicated that, based in part on preliminary advice from the Special Committee's financial advisor, the proposed price of $11.50 per Share was inadequate for the Special Committee to recommend the transaction to Dave & Buster's Board of Directors. Mr. Levy also objected to Investcorp's proposal of a 3.5% termination fee in the event Dave & Buster's opted to terminate the Merger Agreement to accept a superior proposal. Later in the day on May 28, Investcorp contacted Mr. Levy and indicated that it would increase its proposal to $11.75 per Share. On May 29, 2002, Mr. Levy and Mr. Maguire each contacted Investcorp to indicate that the $11.75 price was still inadequate, and that the 3.5% termination fee was also unacceptable. Later on May 29, Investcorp notified Mr. Levy that it would increase the offer price to $12.00 per Share, and reduce the termination fee to 3.0% of the equity value of the proposed transaction.

     On May 30, 2002, the Special Committee met with its financial and legal advisors to consider the proposed transaction, the Merger Agreement and the related agreements. Mr. Levy and the Special Committee's legal counsel reviewed the history of the negotiations with Investcorp, and counsel summarized for the Special Committee the principal terms of the Merger Agreement and related agreements. Counsel also summarized the terms of the Support and Exchange Agreement, the Stockholder Agreement and other material agreements in which certain of Dave & Buster's directors and executive officers had a personal interest. Houlihan Lokey provided the Special Committee with a financial analysis of the proposed transaction and rendered its verbal opinion (subsequently confirmed in writing) to the Special Committee to the effect that, as of the date of such opinion, and on the basis of its analysis and subject to the qualifications, assumptions and limitations set forth in its opinion, the consideration per Share to be received by the public stockholders of Dave & Buster's in the Offer and the Merger was fair to them from a financial point of view. The Special Committee also discussed with its advisors the conditions to the Offer and the financing commitment letters delivered by Parent and Purchaser. Following discussion among the members of the Special Committee, and based in part on the opinion of Houlihan Lokey, the Special Committee unanimously (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the unaffiliated stockholders of Dave & Buster's, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) recommended that the stockholders of Dave & Buster's accept the Offer and tender their Shares pursuant thereto.

     Dave & Buster's Board of Directors met after the meeting of the Special Committee on May 30, 2002. At Dave & Buster's Board of Directors meeting, the Special Committee recommended that Dave & Buster's Board of Directors authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Following discussion with the Special Committee members and their financial and legal advisors, Dave & Buster's Board of Directors accepted the Special Committee's recommendations and unanimously
(i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the stockholders of Dave & Buster's, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) recommended that the stockholders of Dave & Buster's accept the Offer and tender their Shares pursuant thereto.

     On May 30, 2002, after the approval of Dave & Buster's Board of Directors, the parties signed the Merger Agreement. A joint press release announcing the signing of the Merger Agreement was issued on May 30, 2002.

     RECOMMENDATION OF THE SPECIAL COMMITTEE AND DAVE & BUSTER'S BOARD OF DIRECTORS OF DAVE & BUSTER'S; FAIRNESS OF THE OFFER AND THE MERGER

     The Special Committee. The Special Committee has by unanimous vote (i) determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the unaffiliated stockholders of Dave & Buster's, (ii) approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement and (iii) recommended that the stockholders of Dave & Buster's accept the Offer and tender their Shares pursuant thereto.

     The recommendation of the Special Committee is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Houlihan Lokey to the Special Committee of Dave & Buster's Board of Directors on May 30, 2002, to the effect that, as of such date, and based on and subject to the matters described in the opinion, the price per Share of $12.00 to be received by the holders of the Shares in the Offer and the Merger was fair to such unaffiliated holders, from a financial point of view. The full text of the Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion, is included as Annex A to the 14D-9, which is being mailed to stockholders with this Offer to Purchase, and attached as Exhibit
(c)(1) to the Schedule 13e-3 filed by Purchaser and certain other persons listed therein, and is hereby incorporated herein by reference.

     In making the determinations and recommendations described above, the Special Committee considered a number of factors, including, without limitation, the following:

     - the price to be paid for each Share in the transaction represents (a) a premium of approximately 15.9% over the closing sale price of $10.35 on the New York Stock Exchange on May 29, 2002 (the trading day immediately prior to the date on which the Special Committee and Dave & Buster's Board of Directors approved the transaction and Dave & Buster's entered into the Merger Agreement), and (b) a premium of approximately 23.8% over the average closing sale price of $9.69 for the 90 trading days prior to May 30, 2002;

     - the presence of the Investcorp Guarantee and the financing commitment letters, and the absence of a financing condition to Purchaser's obligation to consummate the Offer;

     - the Fairness Opinion of Houlihan Lokey to the effect that as of such date, the $12.00 per Share to be received by unaffiliated stockholders in the Offer and the Merger was fair to such holders from a financial point of view;

     - the financial analysis performed by Houlihan Lokey as to the value of Dave & Buster's and the value presented by the Offer and the Merger, including by way of comparison to financial and market price data relating to other companies engaged in similar businesses and to other recent acquisition transactions within the same industries, and the belief of the Special Committee and Dave & Buster's Board of Directors, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects Dave & Buster's value in the current business environment;

     - Dave & Buster's business, its current financial condition and results of operations, and its future prospects, and current industry, market and economic conditions and trends, and the belief of the Special Committee and Dave & Buster's Board of Directors that the transactions contemplated by the Merger Agreement represent, at this time, the best means to maximize stockholder value;

     - Dave & Buster's current cash position and liquidity needs, the terms, cost and maturity of its existing credit arrangements, and the uncertainty as to whether sufficient debt or equity financing is likely to be available on terms that are favorable to Dave & Buster's and that will enable Dave & Buster's to meet its growth objectives;

     - possible alternatives to a sale of Dave & Buster's, including continuing the current operations of Dave & Buster's and seeking additional debt or equity financing to fund future growth, which the Special Committee and Dave & Buster's Board of Directors determined, based in part on the financial analysis of Houlihan Lokey, was subject to significant risks and uncertainties with respect to the availability and cost of additional capital and the possible dilution to existing stockholders of any equity financing;

     - the fact that since late 1999, Dave & Buster's and the Special Committee had received unsolicited inquiries from, and held discussions with, several prospective financial and strategic buyers for Dave & Buster's, and that after conducting their financial due diligence and exploring possible financing alternatives, all but one of these prospective buyers ultimately declined to pursue a possible transaction with Dave & Buster's;

     - the fact that the $12.00 per Share to be received by stockholders in the Offer and the Merger represents between a 14% and 20% increase over the $10.00 to $10.50 price range that had been proposed to, and rejected by, the Special Committee by another prospective financial buyer in March 2002;

     - the certainty of value represented by the all-cash consideration offered by Purchaser, and the opportunity for stockholders to obtain liquidity through the cash consideration to be paid in the Offer and the Merger;

     - the fact that while the Merger Agreement and the Support and Exchange Agreement prohibit Dave & Buster's and its directors, officers, employees, agents and representatives from soliciting, encouraging or discussing other acquisition proposals, Dave & Buster's and such persons may provide information to a third party and may engage in discussions and negotiations regarding any bona fide acquisition proposal that was not solicited by Dave & Buster's or any of such persons and that Dave & Buster's Board of Directors determines in good faith (and based on the written advice of its financial advisors) is reasonably capable of being completed and provides greater present value to Dave & Buster's stockholders (a "Superior Proposal");

     - the ability of Dave & Buster's to terminate the Merger Agreement in order to accept a Superior Proposal;

     - the fact that the $5.0 million termination fee was necessary to induce Parent and Purchaser to enter into the Merger Agreement, and the conclusion of the Special Committee and Dave & Buster's Board of Directors, based on the advice of Houlihan Lokey, that such amount should not significantly deter any third party with serious interest in bidding for Dave & Buster's and is reasonable in light of the benefits of the Offer and the Merger;

     - the limited number of instances in which Dave & Buster's would be required to pay a termination fee or otherwise reimburse Purchaser or Parent for their transaction expenses;

     - the fact that Parent and Purchaser agreed, subject to a financing condition, to proceed with the Merger in the event that upon expiration of the Offer, at least 66 2/3% of the Shares, on a fully diluted basis, have been validly tendered and not withdrawn, but the Minimum Tender Condition has not been satisfied, and no Shares are accepted by Purchaser for purchase and payment pursuant to the Offer;

     - the limited number and nature of other conditions to Purchaser's obligations to consummate the Offer and the Merger; and

     - the other terms and conditions of the Offer and the Merger.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

     Dave & Buster's Board of Directors. Dave & Buster's Board of Directors met after the Special Committee's meeting on May 30, 2002. At Dave & Buster's Board meeting, the Chairman requested that the Special Committee present its report regarding its consideration of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Mr. Levy, as Chairman of the Special Committee, reviewed the factors which the Special Committee had considered. Houlihan Lokey then reviewed for the entire Board the material aspects of the Fairness Opinion analysis that it had earlier presented to the Special Committee. The Special Committee advised Dave & Buster's Board of Directors that its members had unanimously recommended the Merger Agreement and the transactions contemplated thereby, and Dave & Buster's Board of Directors was presented with a copy of the resolutions of the Special Committee.

     Upon its review of the Special Committee's report and acting upon the unanimous recommendation of the Special Committee, Dave & Buster's Board of Directors then:

     - determined that the Offer, the Merger and the Merger Agreement are fair from a financial point of view to, and in the best interests of, the stockholders of Dave & Buster's,

     - approved the Offer, the Merger, the Merger Agreement and the Support and Exchange Agreement, and

     - recommended that the stockholders of Dave & Buster's accept the Offer and tender their shares pursuant thereto.

     In making this determination, the members of Dave & Buster's Board of Directors considered and agreed with the Special Committee's analysis of the Offer and the Merger and each of the factors considered by the Special Committee. In view of the variety of such factors, Dave & Buster's Board of Directors found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to, the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger was fair to, and in the best interests of, the stockholders. Rather, Dave & Buster's Board of Directors viewed its determination as being based upon the totality of the information presented to and considered by it.

     THE AFFILIATE STOCKHOLDERS' POSITION AS TO THE FAIRNESS OF, AND REASONS FOR, THE OFFER AND THE MERGER

     The Affiliate Stockholders' Position as to the Fairness of the Offer and the Merger. The rules of the SEC require the Affiliate Stockholders to express their belief as to the fairness of the Offer and the Merger to Dave & Buster's unaffiliated stockholders.

     The Affiliate Stockholders were not members of, and did not participate in the deliberations of, the Special Committee; however, as directors of Dave & Buster's, Messrs. Corriveau, Corley and Henrion participated in the deliberations of the Board of Directors described above under "Special
Factors -- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger." Based on their beliefs regarding the reasonableness of the conclusions and analyses of the Special Committee, the Affiliate Stockholders concurred with the conclusions and analyses of the Special Committee described above and believe that the Offer and the Merger are fair to Dave & Buster's unaffiliated stockholders. In making this determination, the Affiliate Stockholders considered the same factors considered by the Special Committee.

     In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Offer and the Merger to Dave & Buster's unaffiliated stockholders, and the complexity of these matters, the Affiliate Stockholders did not find it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors they considered. Moreover, the Affiliate Stockholders have not undertaken to make any specific determination to assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

     The Affiliate Stockholders' Reasons for the Offer and the Merger. The Affiliate Stockholders believe that the Offer and the Merger will enable Dave & Buster's to pursue its business objectives, while permitting Dave & Buster's stockholders to receive a cash price for their shares which fairly reflects their value. The Affiliate Stockholders, through their continuing equity interest in Dave & Buster's desired to share in the future growth of Dave & Buster's, subject to the risks of such continuing equity interest.

     POSITION OF PURCHASER, PARENT AND INVESTCORP AS TO THE FAIRNESS OF, AND REASONS FOR, THE OFFER AND THE MERGER

     The rules of the SEC require Purchaser, Parent and Investcorp to express their belief as to the fairness of the Offer and the Merger to Dave & Buster's unaffiliated stockholders. Investcorp, Parent and Purchaser were not members of, and did not participate in the above-described deliberations of, the Special Committee or Dave & Buster's Board of Directors. Based on their beliefs regarding the reasonableness of the conclusions and analyses of Dave & Buster's Board of Directors, Purchaser, Parent and Investcorp concur with, and expressly adopt, the conclusions and analyses of Dave & Buster's Board of Directors described above concerning the fairness of the Offer and Merger to unaffiliated stockholders of Dave & Buster's.

     FAIRNESS OPINION OF HOULIHAN LOKEY

     The Special Committee retained Houlihan Lokey as financial advisor in connection with the Offer and to render an opinion as to whether the $12.00 per Share consideration to be received by stockholders in the Offer and the Merger was fair to such holders from a financial point of view. The Fairness Opinion was prepared to assist the Special Committee in evaluating the terms of the Offer. The Special Committee retained Houlihan Lokey based upon Houlihan Lokey's experience in the valuation of businesses and their securities in connection with recapitalizations and similar transactions. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities. Previously, in March 2002, the Special Committee had retained Houlihan Lokey to advise them with respect to Dave & Buster's value.

     At the May 30, 2002 meeting of the Special Committee, Houlihan Lokey presented its analysis as described below and rendered to the Special Committee its oral opinion (confirmed in writing) that as of such date, and based on and subject to the matters described in the Fairness Opinion, the price per Share of $12.00 to be received by the unaffiliated holders of the Shares in the Offer and the Merger was fair to such holders, from a financial point of view. The summary of the Fairness Opinion set forth below is qualified in its entirety by reference to the full text of the Fairness Opinion. You are urged to read the Fairness Opinion in its entirety.

     Dave & Buster's has agreed to pay Houlihan Lokey a fee of $420,000 to $480,000 for its services, plus reasonable out-of-pocket expenses. No portion of Houlihan Lokey's fee is contingent upon the conclusions reached in the Houlihan Lokey opinion. Of this amount, $200,000 has been paid to date, and the remainder is to be paid on consummation of the Offer or the Merger, whichever is first consummated. If the Offer and the Merger are not consummated, the fee payable to Houlihan Lokey shall not exceed $250,000 plus its reasonable out-of-pocket expenses. Dave & Buster's has also agreed to reimburse Houlihan Lokey for reasonable legal fees not to exceed $15,000. Dave & Buster's has agreed to indemnify and hold harmless Houlihan Lokey or any employee, agent, officer, director, attorney, stockholders or any person who controls Houlihan Lokey, against and from all losses arising out of or in connection with its engagement by the Special Committee.

     Except as described above, neither Dave & Buster's nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer. Additionally, no material relationship existed between Houlihan Lokey and Dave & Buster's or the Purchaser, or their respective affiliates, none has since developed and none is mutually understood to be contemplated.

     The Purchaser determined the consideration per Share to be received by the public stockholders in connection with the Offer and Houlihan Lokey expressed its opinion that such consideration is fair to such stockholders from a financial point of view.

     In arriving at its Fairness Opinion, among other things, Houlihan Lokey did the following:

     - reviewed Dave & Buster's annual reports to shareholders on Form 10-K for the three fiscal years ended on or about January 31, 2002, a draft of the quarterly report on Form 10-Q for the quarter ended May 5, 2002, Dave & Buster's-prepared internal financial statements for the five fiscal years ended on or about January 31, 2002 and interim draft financial statements for the three month period ended May 5, 2002, which Dave & Buster's management has identified as being the most current financial statements available;

     - reviewed copies of the Merger Agreement;

     - met with and held discussions with certain members of the senior management of Dave & Buster's to discuss the operations, financial condition, future prospects and projected operations and performance of Dave & Buster's, and met with and held discussions with the Dave & Buster's and its counsel regarding the transaction and related matters;

     - visited certain facilities and business offices of Dave & Buster's;

     - reviewed forecasts and projections prepared by Dave & Buster's management with respect to Dave & Buster's for the years ending on or about January 31, 2003 through 2012;

     - reviewed the historical market prices and trading volume for Dave & Buster's publicly traded securities;

     - reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to Dave & Buster's, and publicly available prices and premiums paid in other transactions that Houlihan Lokey considered similar to the transaction;

     - reviewed various documents related to the transaction including financing commitments and a Form of Guarantee from Investcorp; and

     - conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

     Houlihan Lokey used several methodologies to assess the fairness of the consideration to be received in connection with the Offer and Merger by the holders of Dave & Buster's common stock. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex A to the 14D-9, which is being mailed to stockholders with this Offer to Purchase, and Exhibit (c)(1) to the
Schedule 13e-3 filed by Purchaser and certain other persons listed therein.

     Houlihan Lokey's analyses of the Offer and Merger included the calculation and comparison of the following: (i) an analysis of Dave & Buster's stock price as determined by the public market; (ii) an analysis of Dave & Buster's stock price as determined by Houlihan Lokey; and (iii) and analysis of the proposed transaction pricing compared to other, similar transactions.

     Houlihan Lokey performed the following analyses in order to determine the current price per Share of Dave & Buster:

     Public Market Pricing: Houlihan Lokey reviewed the historical market prices and trading volume for Dave & Buster's publicly held common stock and reviewed publicly-available analyst reports, news articles, and press releases relating to Dave & Buster. Houlihan Lokey analyzed Dave & Buster's closing stock price as of May 24, 2002. In addition, Houlihan Lokey reviewed Dave & Buster's closing stock price on a 30-day, 60-day, 90-day, 180-day 360-day, and 720-day average basis as of May 24, 2002. The resulting per Share indications, as reviewed by Houlihan Lokey, ranged from $8.45 to $10.31.

     Market Multiple Methodology: Houlihan Lokey reviewed certain financial information of publicly traded comparable restaurant, amusement, and gaming companies selected solely by Houlihan Lokey. The comparable restaurant companies included: CEC Entertainment, Inc., Total Entertainment Inc., Champps Entertainment, Inc., Outback Steakhouse, Inc., P.F. Chang's China Bistro, Inc., Lone Star Steakhouse & Saloon, Inc., Landry's Restaurants, Inc., California Pizza Kitchen, Inc., and Brinker International, Inc. The comparable amusement and gaming (collectively "entertainment") companies included: Cedar Fair, L.P., Six Flags, Inc., Isle of Capri Casinos, Inc., Bowl America, Inc., Station Casinos, Inc., Ameristar Casinos, Inc., MRT Gaming Group, Inc., and Aztar Corp. Houlihan Lokey calculated certain financial ratios of the comparable restaurant and entertainment companies based on the most recent publicly available information. Houlihan Lokey calculated certain financial ratios for the comparable restaurant and entertainment companies, including, the multiples of:
(i) enterprise value ("EV") to latest twelve months ("LTM") revenues, (ii) EV to both LTM and projected next fiscal year ("NFY") earnings before interest, taxes, depreciation and amortization ("EBITDA"), (iii) EV to LTM and NFY free cash flow (which is defined as EBITDA less capital expenditures) (iv) EV to LTM earnings before interest and taxes ("EBIT"), and (iv) EV to total assets.

     The analysis showed that the multiples exhibited by the comparable restaurant and entertainment companies was as follows:

                                                         EV/FREE   EV/FREE
                                                          CASH      CASH
                                 EV/EBITDA   EV/EBITDA    FLOW      FLOW     EV/EBIT   EV/REVENUE
                                   (LTM)       (NFY)      (LTM)     (NFY)     (LTM)      (LTM)
                                 ---------   ---------   -------   -------   -------   ----------
Entertainment Companies
  low..........................     6.32        4.79       9.43      8.79      9.98       0.65
  high.........................    12.26       10.27      44.53     32.37     26.26       4.35
  mean.........................     8.32        7.37      16.21      13.8     14.74       0.72
  median.......................     9.09        7.78      19.20     16.73     15.61       2.26
Restaurant Companies
  low..........................      5.4        4.58       5.67      4.78      8.79       0.72
  high.........................    14.91       10.71      44.29      36.6     31.15       2.85
  mean.........................    10.24        8.48      31.85     25.75     16.44       1.40
  median.......................    10.42        8.39      28.42     25.71     16.91       1.60

     Because of the interruption to the business of Dave & Buster's (and the restaurant and entertainment industry in general) caused by the events of September 11, 2001, Houlihan Lokey determined that management's forecasted results, as opposed to the LTM results, most accurately represented the income and cash flow generating capabilities of Dave & Buster's. As such, Houlihan Lokey derived indications of the EV of Dave & Buster's by applying selected EBITDA, Free Cash Flow and EBIT multiples to certain adjusted operating results for the next fiscal year ended approximately January 31, 2003. Houlihan Lokey also considered that the multiples exhibited by the comparable companies reflect marketable minority ownership, but not prices for change of control transactions. Accordingly, Houlihan Lokey applied a 20% premium to the resulting equity indication to arrive at a controlling EV for Dave & Buster's. Based on the above market multiple analyses, the resulting indications of the EV of the operations of Dave & Buster's ranged from approximately $198.0 million to $246.0 million.

     Discounted Cash Flow Methodology: Houlihan Lokey utilized certain financial projections prepared by Dave & Buster's management with respect to fiscal years 2003 through 2012. Such projections reflect four new stores opening each year. However, given Dave & Buster's inability to generate sufficient capital to open four new stores per year, Houlihan Lokey also sensitized the projections prepared by management to reflect a scenario of one new store per year, or a level of new store growth that could be funded from operations. Using both the four new store forecasts and the sensitized one new store forecasts, Houlihan Lokey determined Dave & Buster's EV by first deriving adjusted free cash flow (by adjusting for capital expenditures as well as working capital requirements and any taxes) and discounting free cash flow to the present. Houlihan Lokey applied risk-adjusted discount rates ranging from 11.5% to 13.5% to the projected adjusted free cash flow. To determine the value of Dave & Buster's at the end of the projection period, Houlihan Lokey considered the projected EBITDA in the last year of the projection period and applied multiples in the range of 4.5x to 5.5x. This terminal value was then discounted to the present at the same discount rate range of 11.5% to 13.5%. Based on the financial projections and this analysis, Houlihan Lokey calculated indications of the range of EV between $209.0 million and $248.0 million.

     Determination of Equity Value. After determining the EV of the operations of Dave & Buster's based on (i) the market multiple approach and (ii) the discounted cash flow approach, Houlihan Lokey made certain adjustments to the resulting EVs to determine equity value. Such adjustments included consideration of Dave & Buster's current holdings of cash and cash equivalents and debt obligations as well as the impact from the exercise of certain options (as applicable for each valuation indication). After consideration of such adjustments, and considering the public market price of Dave & Buster's Shares, Houlihan Lokey estimated the equity value, in the context of a change of control, to be in the range of $8.23 per share to $11.62 per share.

     Comparable Transaction Methodology: Houlihan Lokey reviewed the multiples exhibited and control premiums paid in certain change of control acquisitions of selected publicly traded restaurant companies that

Houlihan Lokey deemed relevant. Houlihan Lokey did not identify any comparable change of control transactions in the entertainment industry. The analysis showed that the multiples exhibited in the change of control transactions were as follows: (i) EV to LTM revenues multiples exhibited mean and median multiples of 0.64x and 0.66x, respectively; (ii) EV to LTM EBITDA exhibited mean and median multiples of 6.05x and 6.61x, respectively; (iii) EV to LTM free cash flow (EBITDA less capital expenditures) multiples exhibited mean and median multiples of 9.27x and 11.79x respectively, and (iv) EV to LTM EBIT multiples exhibited mean and median multiples of 11.11x and 13.85x respectively. Houlihan Lokey also noted that these transaction exhibited control premiums that ranged from negative premiums to 71.8% with a mean and median control premiums of 28.6% and 34.5%, respectively.

     In performing its analysis, Houlihan Lokey considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. No company or transaction used in the analysis described above was directly comparable to Dave & Buster's. Accordingly, Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of revenue, EBITDA and EBIT paid for companies in the restaurant industry, and control premiums paid in such transactions. Houlihan Lokey noted that the multiples indicated by the transaction are within the range of multiples exhibited in comparable transactions in the restaurant industry. Similarly, the control premium implied by the consideration provided for in the transaction is within in the range of control premiums paid in comparable transactions in the restaurant industry.

     Determination of Fairness. After determining the equity value, on a controlling basis, of Dave & Buster's, and after consideration of multiples and premiums paid in comparable transactions, Houlihan Lokey noted that the consideration of $12.00 per share as provided for in the transaction exceeds the indications of value that are the result of Houlihan Lokey's analyses. Similarly, Houlihan Lokey noted that the implied multiples exhibited by the transaction and the control premium are both within the range of multiples and control premiums exhibited in comparable transactions. Accordingly, Houlihan Lokey determined that the consideration to be received by the public stockholders in connection with the transaction is fair to them from a financial point of view.

     As a matter of course, Dave & Buster's does not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Houlihan Lokey considered financial projections. These financial projections were prepared by the management of Dave & Buster's. The financial projections were prepared under market conditions as they existed as of approximately May 24, 2002 and management does not intend to provide Houlihan Lokey with any updated or revised financial projections in connection with the transaction. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of Dave & Buster's, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections should not be relied upon as necessarily indicative of future results, and readers of this Offer to Purchase are cautioned not to place undue reliance on such financial projections.

     In arriving at its Fairness Opinion, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to, growth in the U.S. Gross Domestic Product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Houlihan Lokey's opinion is based on the business, economic, market and other conditions as they existed as of May 30, 2002 and on the financial projections of Dave & Buster's provided to Houlihan Lokey as of May 24, 2002. In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification that the accuracy and completeness of the financial and other information provided to Houlihan Lokey by the management of Dave & Buster's, including the financial projections, was reasonably prepared and reflects the best currently available estimates of the financial results and condition of Dave & Buster's; that no material changes have occurred in the information reviewed between the date the information was provided and the date of the Houlihan Lokey opinion; and that there were no facts or information regarding Dave & Buster's that would cause the information supplied by Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to Dave & Buster's and does not assume responsibility for it.

Houlihan Lokey did not make any independent appraisal of the specific properties or assets of Dave & Buster's.

     HOULIHAN LOKEY WAS NOT ASKED TO OPINE AND DOES NOT EXPRESS ANY OPINION AS
TO: (i) THE TAX OR LEGAL CONSEQUENCES OF THE TRANSACTIONS CONTEMPLATED BY THE OFFER AND MERGER; (ii) THE REALIZABLE VALUE OF DAVE & BUSTER'S COMMON STOCK OR THE PRICES AT WHICH DAVE & BUSTER'S COMMON STOCK MAY TRADE; AND (iii) THE FAIRNESS OF ANY ASPECT OF THE TRANSACTION NOT EXPRESSLY ADDRESSED IN ITS FAIRNESS OPINION.

     THE HOULIHAN LOKEY OPINION DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO EFFECT THE TRANSACTIONS CONTEMPLATED BY THE OFFER AND MERGER; NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER THEY SHOULD TENDER IN CONNECTION WITH THE TRANSACTION. HOULIHAN LOKEY HAS NO OBLIGATION TO UPDATE THE HOULIHAN LOKEY OPINION. FURTHERMORE, HOULIHAN LOKEY DID NOT NEGOTIATE ANY PORTION OF THE TRANSACTION.

     The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its Fairness Opinion. The preparation of a Fairness Opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in Houlihan Lokey's Fairness Opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to Dave & Buster's, the transaction, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of Dave & Buster's are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

     ALTERNATIVES CONSIDERED

     Since the Fall of 1999, Dave & Buster's has considered a variety of strategic alternatives for Dave & Buster's to improve stockholder value. Dave & Buster's has received several unsolicited inquiries from various strategic and financial buyers since that time concerning a possible acquisition or other business combination, and also exploring management's interest in participating in such a transaction. After conducting their financial due diligence and exploring possible financing alternatives, all but one of these prospective buyers ultimately declined to pursue a possible transaction with Dave & Buster's. See "-- Background and Purpose of the Offer."

     Dave & Buster's has also considered other possible alternatives to a sale of the entire Company, including continuing Dave & Buster's current operations and seeking additional debt or equity financing to fund future growth, which the Special Committee and Dave & Buster's Board of Directors determined, based in part on the financial analysis of Houlihan Lokey, was subject to significant risks and uncertainties with respect to the availability and cost of additional capital and the possible dilution to existing stockholders of any equity financing;

     PURPOSE AND STRUCTURE OF THE OFFER AND MERGER.

     The purpose of the Offer is to acquire control of, and the entire equity interest in, Dave & Buster's. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The transaction is structured to provide liquidity and fair value for the Shares, while providing for the continuity and stability of the business of Dave & Buster's.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered on or before the Expiration Date and not properly withdrawn as permitted under Section 4 -- "Withdrawal Rights." The term "Expiration Date" means 5:00 p.m., New York City time, on Tuesday, July 2, 2002. If Purchaser, in accordance with the Merger Agreement, extends the deadline for tendering Shares, the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires.

     The Offer is conditioned upon there being validly tendered and not withdrawn at least 80% of the Shares outstanding on the date of purchase. Consummation of the Offer is also conditioned upon other conditions described in
Section 17 -- "Certain Conditions of the Offer."

     Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any condition to the Offer, except that, without the consent of Dave & Buster's, Purchaser may not waive the Minimum Tender Condition. Purchaser expressly reserves the right to modify the terms of the Offer, except that, without the consent of Dave & Buster's, Purchaser may not: (i) reduce the number of Shares subject to the Offer; (ii) reduce the price per Share to be paid pursuant to the Offer; (iii) modify or add to the conditions set forth in Exhibit A to the Merger Agreement in any manner adverse to the holders of Shares; (iv) extend the Offer; (v) change the form of consideration payable in the Offer; or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares. The conditions set forth in Exhibit A to the Merger Agreement are described in Section 17 of this Offer to Purchase.

     Extension of the Offer. Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC), at any time and from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and will remain tendered, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See Section 4 -- "Withdrawal Rights."

     Without the consent of Dave & Buster's, Purchaser may (i) extend the Offer for up to a maximum of 10 additional business days, if at the initial expiration date of the Offer any of the conditions to Purchaser's obligation to purchase Shares set forth in the Merger Agreement are not satisfied; (ii) extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC applicable to the Offer; and (iii) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under the Merger Agreement. If the Minimum Tender Condition has been satisfied and all other conditions to the Offer have been satisfied or waived but less than 90% of the Shares, on a fully-diluted basis, have been validly tendered and not withdrawn on the scheduled expiration date, Purchaser may accept and purchase all of the Shares tendered in the initial offering period and may notify stockholders of Purchaser's intent to provide a "subsequent offering period" pursuant to Rule 14d-11 of the Exchange Act, which subsequent offering period shall not exceed 15 business days.

     Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials (including by public announcement as set forth above) and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(c) and 14e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Purchaser will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a "business day" means any day other than a federal holiday or a day on which the NYSE is closed.

     In the Merger Agreement, Purchaser has agreed that, upon the terms and subject to the conditions to the Offer, Purchaser shall pay for all Shares that have been validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration of the Offer.

     Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, include a subsequent offering period following the expiration of the Offer on the Expiration Date. Rule 14d-11 provides that Purchaser may include a subsequent offering period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding Shares, (iii) Purchaser accepts and promptly pays for all Shares tendered during the Offer, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited no later than 9:00 a.m., New York City, time on the next business day after the Expiration Date and immediately begins the subsequent offering period, (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the subsequent offering period, and (vi) Purchaser pays the Offer Price for all Shares tendered in the subsequent offering period. Purchaser will be able to include a subsequent offering period if it satisfies the conditions above.

     Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the Offer or in a subsequent offering period, if one is included.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and pay for all Shares which have been validly tendered and not withdrawn pursuant to the Offer promptly following the expiration of the Offer. Subject to the Merger Agreement and any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Purchaser expressly reserves the right to delay the acceptance for payment of or the payment for any tendered Shares in order to comply in whole or in part with any applicable laws. See Section 18 -- "Certain Legal Matters; Regulatory Approvals."

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering stockholders whose Shares have been accepted for payment.

     Under no circumstances will Purchaser pay interest on the purchase price for the Shares.

     In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (i) the certificates representing the Shares (the "Share Certificates") or confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depositary Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares"; (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required pursuant to the Letter of Transmittal.

     "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant.

     If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if a holder of Shares submits Share Certificates representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the Offer Price, as increased, to all holders of Shares that are purchased in the Offer, whether or not the Shares were tendered before the increase in the Offer Price.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

     Valid Tenders.  To validly tender Shares pursuant to the Offer either:

          (i) (A) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase; and

               (B) either (x) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (y) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or the expiration of the subsequent offering period, as the case may be; or

          (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or the expiration of the subsequent offering period, as the case may be; or the tendering stockholder must comply with the guaranteed delivery procedure described below.

     DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY. THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal where Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal, or (ii) for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other "eligible guarantor institution" as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an "Eligible Institution"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

     If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate for unpurchased Shares is to be issued or returned to, a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by an appropriate duly executed stock power, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the stockholder's Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

          (i) the tender is made by or through an Eligible Institution;

          (ii) the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, on or before the Expiration Date; and

          (iii) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, within three business days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. Guaranteed delivery procedures are not available in the subsequent offering period.

     Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of Share Certificates representing, or Book-Entry Confirmation with respect to, the Shares; a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message); and any other documents required by the Letter of Transmittal.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder of Dave & Buster's, whether or not similar defects or irregularities are waived in the case of other stockholders of Dave & Buster's.

     Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither Purchaser, nor any of its affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     Appointment as Proxy. By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked without further action, and no subsequent powers of attorney or proxies may be given, nor may any subsequent written consent be executed by such stockholder, (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares and such other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual or special meeting of Dave & Buster's stockholders or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designee must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of Dave & Buster's stockholders.

     Backup U.S. Federal Income Tax Withholding. Under U.S. federal income tax law, the amount of any payments made by the Depositary to stockholders of Dave & Buster's (other than certain exempt stockholders, including, among others, all corporations and certain foreign individuals), pursuant to the Offer or the Merger may be subject to backup withholding tax at a rate of 30%. To avoid backup withholding tax with respect to payments made pursuant to the Offer or the Merger, each stockholder must provide the Depositary with such stockholder's correct taxpayer identification number or social security number and certify under penalties of perjury that such stockholder is not subject to backup federal income tax withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If backup withholding applies with respect to a stockholder or if a stockholder fails to deliver a completed Substitute Form W-9 to the Depositary or otherwise establish an exemption, the Depositary is required to withhold 30% of any payments made to such stockholder. See Instruction 8 of the Letter of Transmittal.

     Tender Constitutes Agreement. Purchaser's acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Purchaser and the tendering stockholder upon the terms and subject to the conditions of the Offer.

4.  WITHDRAWAL RIGHTS

     Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn (i) at any time before the Expiration Date and (ii) unless theretofore accepted for payment by Purchaser pursuant to the Offer, at any time after August 5, 2002 (or such later date as may apply if the Offer is extended). Shares may not be withdrawn during any subsequent offering period. See Section 1 --"Terms of the Offer."

     If Purchaser amends the Offer by extending the deadline for tendering Shares, is delayed in its acceptance for payment of or the payment for any tendered Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to and duly exercise withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written or, in the case of an Eligible Institution, a facsimile transmission, notice of withdrawal must be timely received by the Depositary at its address or facsimile number, as the case may be, as set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 -- "Procedures for Accepting the Offer and Tendering Shares," the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

     Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be tendered again at any time prior to the Expiration Date by following one of the procedures described in Section 3 -- "Procedures for Accepting the Offer and Tendering Shares."

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, its affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.  MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The receipt of cash pursuant to the Offer or the Merger will constitute a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also constitute a taxable transaction under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, a tendering stockholder would generally recognize gain or loss in an amount equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or the Merger and the stockholder's tax basis for the Shares tendered and purchased pursuant to the Offer or the Merger. If tendered Shares are held by a tendering stockholder as capital assets, that gain or loss will be capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the tendering stockholder held such Shares for more than one year or will be short term if, as of such date, the stockholder held such Shares for one year or less.

     The foregoing discussion may not be applicable to certain types of stockholders of Dave & Buster's, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporation, or entities that are otherwise subject to special tax treatment under the Code (such as insurance companies, tax-exempt entities and regulated investment companies).

     The summary of material U.S. federal income tax considerations set forth above is included for general information only and is based on the law as currently in effect. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.  PRICE RANGE OF SHARES; DIVIDENDS

     The Shares began trading on the Nasdaq National Market under the symbol "DANB" on June 26, 1995. On June 4, 1999, the Shares were listed on the NYSE under the symbol "DAB." The following table sets forth, for the periods indicated, the high and low closing sale prices per Share. Share prices are as reported on the NYSE based on published financial sources. To date, Dave & Buster's has never declared or paid cash dividends on the Shares.

                             DAVE & BUSTER'S, INC.

                                                               HIGH     LOW
                                                              ------   -----
Fiscal Year 2000
  First Quarter.............................................  $10.50   $6.25
  Second Quarter............................................    7.50    6.00
  Third Quarter.............................................    8.88    6.06
  Fourth Quarter............................................   12.25    7.56
Fiscal Year 2001
  First Quarter.............................................  $10.80   $7.75
  Second Quarter............................................    9.15    7.61
  Third Quarter.............................................    8.25    5.45
  Fourth Quarter............................................    8.65    6.10
Fiscal Year 2002
  First Quarter (through June 3)............................  $12.13   $7.80

     Pursuant to the Merger Agreement, Dave & Buster's has represented to Purchaser that, as of May 30, 2002, 13,269,611 Shares were issued and outstanding. On May 30, 2002, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the NYSE was $10.59 per Share. On June 3, 2002, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NYSE was $12.05 per Share.

     Stockholders are urged to obtain a current market quotation for the Shares.

7.  CERTAIN INFORMATION CONCERNING DAVE & BUSTER'S

     Dave & Buster's is a Missouri corporation with its principal offices located at 2481 Manana Drive, Dallas, Texas 75220. The telephone number of Dave & Buster's is (214) 357-9588.

     According to Dave & Buster's Annual Report on Form 10-K for the fiscal year ended February 3, 2002, Dave & Buster's operates large format, high-volume restaurant/entertainment complexes under the "Dave & Buster's" name. Each Dave & Buster's complex offers a full menu of high quality food and beverage items combined with an extensive array of entertainment attractions such as pocket billiards, shuffleboard, state-of-the-art interactive simulators and virtual reality systems, and traditional carnival-style games of skill.

     Available Information. Dave & Buster's is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Dave & Buster's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

8.  SELECTED FINANCIAL INFORMATION

     Historical. This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Dave & Buster's Annual Report on Form 10-K for the fiscal year ended February 3, 2002, including the notes thereto. More comprehensive financial information (including management's discussion and analysis of financial condition and results of operation) is included in this report and other documents filed by Dave & Buster's with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above. These documents are incorporated by reference in this Offer to Purchase. See "Certain Information Concerning Parent and Other Persons."

                             DAVE & BUSTER'S, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                            YEARS ENDED
                                                              ---------------------------------------
                                                              JANUARY 30,   FEBRUARY 4,   FEBRUARY 3,
                                                                 2000          2001          2002
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income Statement Data
  Revenues..................................................   $247,134      $332,303      $358,009
  Income before income taxes(1).............................     15,616        19,254        11,877
  Net income................................................      5,205        12,245         7,578
  Net income per common share(1):
     Basic..................................................       0.76          0.95          0.58
     Diluted................................................       0.75          0.94          0.58
Balance Sheet Data (at period end):
  Working capital...........................................      8,957         5,126        (4,478)
  Total assets..............................................    268,184       303,875       309,134
  Long-term obligations.....................................     91,000       103,860        84,896
  Stockholders' equity......................................    149,899       162,387       170,146

>
---------------

(1) Before cumulative effect of a change in accounting principle.

     Except as otherwise stated in this Offer to Purchase, the information concerning Dave & Buster's contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although Purchaser has no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, Purchaser takes no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by Dave & Buster's to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser.

     Certain Projections. To the knowledge of Purchaser, Dave & Buster's does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Purchaser's review of the transactions contemplated by the Offer and the Merger, Dave & Buster's provided representatives of Purchaser with certain projected financial information concerning Dave & Buster's. Such information included, among other things, Dave & Buster's projections of store level and consolidated sales, gross profit, income before income taxes and net income for Dave & Buster's for the fiscal years 2003 through 2005. Set forth below is a summary of such projections.

                                                               FISCAL YEAR ENDING(1)
                                                              ------------------------
                                                               2003     2004     2005
                                                              ------   ------   ------
                                                               (DOLLARS IN MILLIONS)
Units (at year end).........................................      32       36       40
Income Statement Data:
  Total revenues............................................  $385.6   $415.5   $463.4
  Operating income..........................................    20.5     27.7     33.7
  Net income................................................     8.3     13.0     17.7
Balance Sheet Data:
  Total assets..............................................  $305.0   $332.9   $335.5
  Total debt................................................   118.0    128.1    128.1
  Total stockholders' equity................................   137.9    150.9    168.6

---------------

Note: Purchaser believes, based on publicly available information, that these projections assume a capital structure different from that currently achievable under the Company's existing credit facilities. In particular, the Company has a maximum debt availability of $92 million and a capital expenditures covenant which effectively limits its new store expansion to one store per annum.

(1) Fiscal year ends on the Sunday following the Saturday nearest to January 31.

     It is the understanding of Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Purchaser. The projections do not purport to present operations in accordance with generally accepted accounting principles and Dave & Buster's independent auditors have not examined or compiled the projections presented herein, and accordingly assume no responsibility for them. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. Dave & Buster's has advised Purchaser that its internal financial forecasts (upon which the projections provided to Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions, and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Purchaser), all made by management of Dave & Buster's, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for Dave & Buster's, all of which are difficult to predict, many of which are beyond Dave & Buster's control and none of which were subject to approval by Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Purchaser, Dave & Buster's or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Purchaser, Dave & Buster's or any of their respective affiliates or representatives has made, or makes any representation to any person regarding the ultimate performance of Dave & Buster's compared to the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. It is expected that there will be differences between actual and projected results, and actual results may be materially higher or lower than those projected.

9.  CERTAIN INFORMATION CONCERNING PURCHASER AND OTHER PERSONS

     D & B Acquisition Sub, Inc., a Missouri corporation, was formed to acquire Dave & Buster's and has not conducted any unrelated activities since its organization. Purchaser's business address is c/o Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

     Parent is a Delaware corporation formed at the direction of Investcorp to acquire, hold and vote the shares. Parent's business address is c/o Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

     Investcorp is a Luxembourg corporation which, through its subsidiaries, acts as a principal and intermediary in international investment transactions. Investcorp's principal executive offices are located at 37 rue Notre-Dame, Luxembourg. References to Investcorp in this Offer to Purchase include, as the context requires, entities affiliated with Investcorp and certain international investors with whom Investcorp maintains an administrative relationship who are expected to participate in this investment through an indirect equity investment in Parent. Investcorp International Inc. ("III"), a Delaware corporation wholly owned indirectly by Investcorp, acts as Investcorp's financial advisor on all U.S.-based investments. References to Investcorp in this Offer to Purchase also include, in certain cases, III acting in such advisory capacity.

     Because (i) the only consideration in the Offer and the Merger is cash,
(ii) the Offer is for all of the outstanding Shares and (iii) the Offer is not subject to a financing condition in the Merger Agreement, each of Investcorp, Parent and Purchaser believes that the financial condition of Investcorp, Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer. Notwithstanding the foregoing, set forth below is certain summary selected financial information with respect to Investcorp. Such information is provided for supplemental information purposes only and is neither intended nor required to comply with the requirements of the Exchange Act.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2001
                                                              -----------------
                                                                  (In thousands)
Total assets................................................     $3,338,429
Total shareholders' funds...................................        919,456

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Purchaser Parent, Investcorp and Dave & Buster's and certain other information are set forth in Schedule I to this Offer to Purchase.

     Except as described elsewhere in this Offer to Purchase or in Schedule I of this Offer to Purchase, (i) none of Purchaser, Parent, Investcorp and Dave & Buster's nor, to the best knowledge of Purchaser, Parent, Investcorp and Dave & Buster's, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and (ii) none of Purchaser, Parent, Investcorp and Dave & Buster's nor, to the best knowledge of Purchaser, Parent, Investcorp and Dave & Buster's, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     Except as provided in the Merger Agreement, the Support and Exchange Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Parent, Investcorp and Dave & Buster's nor, to the best knowledge of Purchaser, Parent, Investcorp and Dave & Buster's, any of the persons listed in
Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Dave & Buster's, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as set forth in this Offer to Purchase, (i) none of Purchaser, Parent, Investcorp and Dave & Buster's, to the best knowledge of Purchaser Parent, Investcorp and Dave & Buster's, any of the persons listed on Schedule I of this Offer to Purchase, has had any business relationship or transaction with Dave & Buster's or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer; and (ii) there have been no contracts, negotiations or transactions between Purchaser, Parent, Investcorp and Dave & Buster's or any of their subsidiaries or, to the best knowledge of Purchaser, Parent, Investcorp and Dave & Buster's, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Dave & Buster's or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

     None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities, laws, or a finding of any violation of federal or state securities laws.

10.  SOURCE AND AMOUNT OF FUNDS

     The aggregate amount of funds required by Purchaser to purchase all Shares validly tendered and not withdrawn in the Offer, and by Parent, Purchaser and Dave & Buster's Inc. to consummate the Merger, to repay outstanding indebtedness of Dave & Buster's and to pay related fees and expenses is expected to be approximately $269.7 million, of which a maximum of approximately $146.5 million could be required to purchase all Shares that could be tendered in the Offer.

     Purchaser, Parent and Dave & Buster's currently intend that all such funds will be obtained through a combination of cash equity contributions by Investcorp of approximately $104.7 million and debt financing in an aggregate principal amount of up to $165 million from one or more lenders (as described below).

     Investcorp has guaranteed the performance by Purchaser and Parent of all of their obligations under the Merger, including the obligation of Purchaser to accept and pay for Shares validly tendered and not withdrawn, subject to satisfaction, at the expiration of the Offer, of all conditions to the Offer as described in Section 17 of this Offer to Purchase. As a result, the Offer is not conditioned on receipt of any financing.

     It is currently anticipated that the debt financing will be accomplished by the issuance of senior secured notes (the "Notes") of Dave & Buster's, in a Rule 144A transaction and pursuant to a customary purchase agreement, and that the Notes would mature in 2009, would be secured by a perfected second-priority lien in certain real property assets of Dave and Buster's and its subsidiaries and would be guaranteed by certain of Dave and Buster's subsidiaries. It is also anticipated that the indenture governing the Notes would contain provisions with respect to redemption and covenants customary for a transaction of this nature.

     As an alternative to the Note offering, an affiliate of Investcorp has obtained a senior secured financing commitment letter from UBS AG, Stamford Branch, UBS Warburg LLC, Deutsche Bank Trust Corporation and Deutsche Bank Securities Inc. (the "Banks") for the benefit of Purchaser and Parent in connection with the Offer and related transactions and expenses (the "Commitment Letter"). Pursuant to the Commitment Letter, in the event the Notes are not issued at the Expiration Date, or in the event that less than 90% of the Shares, on a fully diluted basis, have been validly tendered and not withdrawn on the Expiration Date (even if the Notes have been issued and are held in an escrow account), a senior secured facility (the "Facility") will be made available to Purchaser by the Banks in the form of senior secured loans (the "Loans"). In the event the Facility is funded, a portion of the proceeds of the Facility will be provided to Purchaser to consummate the Offer and a portion will be provided to Dave & Buster's to refinance its existing indebtedness. Purchaser's tranche of Loans will be secured by all Shares of Dave & Buster's acquired in the Offer and the Dave & Buster's tranche of the Loans will be secured by a perfected second priority lien on certain of the real property assets of Dave & Buster's and its subsidiaries. In the event the 90% condition described above is not satisfied on the Expiration Date and the Notes are issued and held in escrow, the Notes will, subject to the terms of such escrow, be released from escrow on the closing date of the Merger, at which time the Loans will be repaid.

     The availability of financing under the Facility is subject to, among others, the following conditions:

     - The Banks' reasonable satisfaction with the terms and conditions of the Offer and satisfaction of all conditions thereto, including the tender and acceptance of not less than the requisite percentage of Shares necessary to approve the Merger Agreement.

     - The Merger shall be consummated not be later than the 120th day after the funding of any Loan, unless approved by the Banks. Also, in the event that sufficient Shares are purchased in the Offer such that a short form merger without a shareholder vote may be effected, the consummation of the Merger shall be not later than the 5th business day after any such funding.

     - Parent's receipt of the equity contribution referred to above and documentation thereof being satisfactory to the Banks.

     - The Roll-Over shall have occurred on or prior to the Expiration Date on terms and conditions reasonably satisfactory to the Banks.

     - On or prior to the Expiration Date, Dave & Buster's shall have entered into a working capital facility, the commitments under which shall be not less than $30.0 million and which shall remain undrawn through the date of consummation of the Merger (except for up to $6.0 million in letters of credit supporting workers' compensation claims), on terms and conditions reasonably satisfactory to the Banks.

     - On or prior to the funding of any Loan, Dave & Buster's shall repay the existing credit facility.

     - On the Expiration Date, (i) since February 3, 2002, certain events that have had or would have a material adverse effect on Dave & Buster's and its subsidiaries taken as a whole, or on Purchaser, shall not have occurred; and (ii) since the date of the Commitment Letter, in the reasonable judgment of any of the Banks, a material adverse change or material disruption shall not have occurred in the financial, banking or capital markets generally which has had or could reasonably be expected to have a material adverse effect on the syndication of any portion of the Loan or the marketing of the Notes.

     - After giving effect to, and upon consummation of, each of the Offer, the refinancing, the equity financing and the Merger, the Purchaser and its subsidiaries shall have no outstanding indebtedness for money borrowed (other than certain agreed exceptions).

     - The satisfaction of customary conditions precedent, including, among other things, the delivery of satisfactory legal opinions, obtaining of material consents and compliance with applicable laws and regulations, payment of fees, absence of material litigation and mutually acceptable Facility documentation.

     - A sufficient marketing period for the proposed Note offering, for obtaining ratings of the Notes prior to the Expiration Date and reasonable cooperation by Purchaser, Parent and Dave & Buster's in the proposed marketing of the Notes.

11.  BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH DAVE & BUSTER'S

     During the week of February 18, 2002, representatives of Investcorp were informed by a consultant of Investcorp that the management team of Dave & Buster's was interested in discussing a going-private transaction or other alternative potential transactions.

     On February 26, 2002, representatives of Investcorp met with members of management of Dave and Buster's at Dave & Buster's headquarters in Dallas, Texas to discuss the possibility of pursuing a going-private transaction. At such meeting, management of Dave and Buster's informed Investcorp's representatives that they were not interested in pursuing a transaction at that time.

     In mid-March 2002, representatives of Investcorp were informed that Dave and Buster's discussions with another potential purchaser had been unsuccessful because, among other things, the parties were unable to reach a satisfactory agreement as to the purchase price for Dave & Buster's. Between this time and April 4, 2002, members of management of Dave & Buster's and representatives of Investcorp discussed, in a series of phone conversations, alternative transactions involving Dave & Buster's.

     On March 26, 2002, Dave & Buster's and Investcorp International Inc., an affiliate of Investcorp, entered into a confidentiality agreement. On April 4, 2002, Investcorp agreed to devote its resources to conduct a due diligence review of Dave & Buster's to determine whether Investcorp would proceed to work toward a going-private transaction with Dave & Buster's.

     On April 5, 2002, Investcorp received a financial model from Dave & Buster's. On April 9 and 10, 2002, representatives of Investcorp met in Dallas with representatives of Dave & Buster's to discuss the company's business and its historical operations and related matters.

     Between April 23, 2002 and May 1, 2002, in a series of meetings between representatives of Investcorp and representatives of Dave & Buster's, the parties discussed alternative structures and terms of a transaction, potential management incentives and Dave & Buster's projections.

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

     On May 1, 2002, Investcorp indicated to members of the Special Committee that it was interested in pursuing a transaction with Dave & Buster's and was prepared to conduct a formal diligence review of Dave & Buster's and indicated its initial price range of $11.00 to $12.00 per share in cash.

     From May 6, 2002 until May 23, 2002, Investcorp, together with its legal and financial advisors, conducted its diligence review of Dave & Buster's. During the course of this review, Dave & Buster's made available to Investcorp and its representatives legal and financial information and discussed Dave & Buster's business and operations. Representatives of Investcorp continued discussions during this time period with members of management of Dave & Buster's and the Special Committee regarding terms and conditions of a proposed transaction and management compensation arrangements.

     On May 16, 2002, representatives of Investcorp met with Investcorp's legal and financial advisors to discuss the diligence review of Dave & Buster's.

     On May 23, 2002, Investcorp's legal advisors delivered a proposed form of Merger Agreement and a proposed form of Support and Exchange Agreement to counsel for Dave & Buster's and counsel for the Special Committee.

     On May 24, 2002, representatives of Investcorp held a telephone conference with members of the Special Committee and orally indicated a proposed purchase price of $11.50 per share for Dave and Buster's outstanding common stock. Investcorp confirmed to Dave & Buster's that the Offer would not be subject to a financing contingency, and that it expected to secure financing commitments prior to signing definitive documentation for a transaction. On May 28, 2002, representatives from the Special Committee indicated to Investcorp that the proposed purchase price was insufficient for the Special Committee to recommend the transaction to the Board of Directors of Dave and Buster's. Later on May 28, 2002, Investcorp contacted a representor of the Special Committee to indicate that it would increase the proposed purchase price to $11.75 per share. Investcorp was informed that this price was still inadequate.

     On May 29, 2002, Investcorp indicated that it had increased its proposed purchase price to $12.00 per share of common stock of Dave and Buster's. Members of the Special Committee informed Investcorp that, subject to advice from the Financial Advisor and a discussion among all of the members of the Special Committee, they would recommend the transaction to the Board of Directors of Dave and Buster's.

     On May 29, 2002, representatives of Investcorp, together with Investcorp's legal advisors, conducted telephone discussions with Dave and Buster's and its legal advisors to negotiate the terms of the Merger Agreement and the Support and Exchange Agreement.

     On May 30, 2002, the parties executed the Merger Agreement and the Support and Exchange Agreement. The parties publicly announced that they had entered into the Merger Agreement.

     The Offer formally commenced on the date of this Offer to Purchase.

12.  THE MERGER AGREEMENT; OTHER ARRANGEMENTS

  THE MERGER AGREEMENT.

     The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC in connection with the offer (the "Schedule TO"). The summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference herein.

     The Offer. The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, each tendering stockholder will receive the Offer Price for each Share tendered in the Offer. Purchaser's obligation to accept for payment and pay for Shares is subject to the satisfaction of the conditions that are described in Section 17 of this Offer to Purchase, including the Minimum Tender Condition.

     Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any conditions to the Offer, except that, without the consent of Dave & Buster's, Purchaser may not waive the Minimum Tender Condition. Purchaser expressly reserves the right to modify the terms of the Offer, except that, without the consent of Dave & Buster's, Purchaser may not: (i) reduce the number of Shares subject to the Offer; (ii) reduce the price per share of Common Stock to be paid pursuant to the Offer; (iii) modify or add to the conditions set forth in Exhibit A to the Merger Agreement in any manner adverse to the holders of Common Stock; (iv) extend the Offer; (v) change the form of consideration payable in the Offer; or (vi) otherwise amend the Offer in any manner adverse to the holders of Common Stock. The conditions set forth in Exhibit A to the Merger Agreement are described in Section 17 of this Offer to Purchase.

     Notwithstanding the foregoing, Purchaser may, without the consent of Dave & Buster's, (i) extend the Offer for up to a maximum of 10 additional business days, if at the initial expiration date of the Offer any of the conditions to Purchaser's obligation to purchase Shares set forth in Exhibit A to the Merger Agreement are not satisfied; (ii) extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC applicable to the Offer; and (iii) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted as described in this sentence. In addition, if the Minimum Tender Condition has been satisfied and all other conditions to the Offer have been satisfied or waived but less than 90% of the Shares, on a fully diluted basis, have been validly tendered and not withdrawn on the scheduled expiration date, Purchaser may accept and purchase all of the Shares tendered in the initial offer period and may notify holders of Shares of Purchaser's intent to provide a subsequent offering period for tender of at least 90% of the Shares pursuant to Rule 14d-11 of the Exchange Act, which subsequent offering period will not exceed 15 business days.

     Board Representation. The Merger Agreement provides that promptly upon Purchaser's acceptance for payment of, and payment for, any Shares tendered pursuant to the Offer, Purchaser will be entitled to designate, and Dave & Buster's will cause to be elected, such number of directors on the Board of Directors of Dave & Buster's as will give Purchaser, subject to compliance with
Section 14(f) of the Exchange Act, representation on the Board of Directors of Dave & Buster's equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board of Directors of Dave & Buster's (after giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Purchaser bears to (ii) the total number of Shares outstanding. Notwithstanding the foregoing, in the event that Purchaser's designees are appointed or elected to the Board of Directors of Dave & Buster's, the Merger Agreement provides that until the Effective Time (as defined below) the Board of Directors of Dave & Buster's will have at least two directors who were directors on May 30, 2002 and who are not officers of Dave & Buster's (the "Independent Directors"). If the number of Independent Directors is reduced below two for any reason, the remaining Independent Director will be entitled to designate a person to fill such vacancy who will be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not officers, stockholders or affiliates of Dave & Buster's, Parent or Purchaser, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, Dave & Buster's has agreed to promptly, at the option of Purchaser, either increase the size of the Board of Directors of Dave & Buster's or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Board of Directors of Dave & Buster's, and subject to applicable law, to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Assuming that it accepts for payment and pays for Shares tendered pursuant to the Offer and that it exercises its rights with respect to representation on Dave & Buster's, Purchaser will select its designees from the persons set forth in the Information Statement required by Rule 14f-1 under the Exchange Act included as
Schedule I to Dave & Buster's Solicitation/Recommendation Statement on Schedule 14D-9.

     The Merger. Pursuant to the Merger Agreement, as soon as practicable following the satisfaction (or, to the extent permitted by law, waiver by the parties entitled to the benefits thereof) of the conditions to the Merger, or at such other place, time and date as agreed in writing between Parent and Dave & Buster's, Purchaser will be merged with and into Dave & Buster's (the "Closing Date"). Following the Merger, the separate corporate existence of Purchaser will cease. The Company will be the surviving corporation in the

Merger (the "Surviving Corporation") and will continue as a wholly owned subsidiary of Parent. The Merger will become effective at such time as Parent files with the Secretary of State for the State of Missouri articles of merger (the "Articles of Merger") in such form and manner as required by the Missouri BCL (the "Effective Time"). The Company, as the Surviving Corporation, will continue its corporate existence under the laws of the State of Missouri. The Merger Agreement provides that the Articles of Incorporation of Purchaser in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Surviving Corporation, and that the bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law. The Merger Agreement also provides that the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, and that the officers of Dave & Buster's at the Effective Time will be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     Consideration to Be Paid in the Merger. By virtue of the Merger, each outstanding Share (except for Shares owned by Dave & Buster's, Parent or Purchaser or by any subsidiary of Dave & Buster's or Parent, which will be canceled and retired and will cease to exist without any payment with respect thereto or in exchange therefor, and except for Shares held by Dave & Buster's stockholders who have properly exercised rights to payment of the fair value of such Shares under Missouri law) will be converted into the right to receive the merger consideration. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

     Stock Options. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding option to purchase shares of Dave & Buster's common stock which is then exercisable or becomes exercisable as a result of the consummation of the transactions contemplated by the Merger Agreement will be canceled by Dave & Buster's. At the Effective Time, in consideration for such cancellation, the holder of such option will be entitled to receive from the Surviving Corporation as soon as practicable after the Effective Time an amount in cash equal to the product of (i) the number of shares of Dave & Buster's common stock previously subject to such stock option and (ii) the excess, if any, of the merger consideration over the exercise price per share for such stock option, reduced by the amount of withholding or other taxes required by law to be withheld. Except as provided in the Merger Agreement or as otherwise agreed by the parties, Dave & Buster's stock option plans and any other plan, program or arrangement providing for the issuance or grant of any interest in respect of Dave & Buster's common stock will terminate as of the Effective Time.

     Stockholder Meeting. Under the Missouri BCL, the approval of the Board of Directors of Dave & Buster's and, under certain circumstances, the affirmative vote of the holders of 66 2/3% of the Shares present at a duly constituted meeting, are required to approve and adopt the Merger Agreement and the transactions contemplated thereby. If a vote of the stockholders is required, Dave & Buster's has agreed, at Parent's request, as soon as practicable following the expiration of the Offer, to prepare and file with the SEC a proxy statement in preliminary form, to respond as promptly as practicable to the comments, if any, of the SEC with respect to such proxy statement, and to mail the proxy statement to Dave & Buster's stockholders as promptly as practicable after filing the proxy statement with the SEC. In the event that a stockholder vote is required, Dave & Buster's has also agreed to, at Parent's request, as soon as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the vote required to approve and adopt the Merger Agreement and the transactions contemplated thereby. As provided in the Merger Agreement, if a stockholder vote is required, the Board of Directors of Dave & Buster's, subject to its fiduciary duties, will recommend to its stockholders that they vote in favor of the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, if Purchaser or any other subsidiary of Parent has acquired at least 90% of the Shares on a fully diluted basis, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholder meeting in accordance with Section 351.447 of the Missouri BCL.

     Single-Step Merger. The Merger Agreement provides that, in the event that, upon expiration of the Offer, at least 66 2/3% of the Shares, on a fully diluted basis, have been validly tendered and not withdrawn but the Minimum Tender Condition has not been satisfied, and no Shares are accepted by Purchaser for purchase and payment pursuant to the Offer, Parent, Purchaser and Dave & Buster's will proceed with the Merger as expeditiously as reasonably possible subject to all applicable terms and conditions contained in the Merger Agreement. In such event, the obligations of Parent and Purchaser to consummate the Merger will be conditioned on, in addition to the other conditions to the Merger set forth in the Merger Agreement, (i) satisfaction of each of the conditions set forth in Exhibit A to the Merger Agreement (but disregarding references to the Offer contained therein) other than the Minimum Tender Condition and (ii) the funding from third party lenders of at least $155 million of new debt financing and availability of an additional $30 million line of credit from third party lenders, in each case on commercially reasonable terms as determined in the good faith judgment of Parent. If the parties proceed with this single-step Merger, the "merger consideration" will be the per share price of the Offer in effect immediately prior to expiration of the Offer and the conditions in the Merger Agreement relating to Purchaser's acceptance of Shares tendered in the Offer will not apply.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of Dave & Buster's (on behalf of itself and its subsidiaries) with respect to corporate organization, standing and power, subsidiaries and equity interests, capitalization, corporate authority, noncontravention, consents and approvals necessary for the Offer and the Merger, filings with the SEC, accuracy of financial statements, absence of undisclosed liabilities, absence of certain changes in Dave & Buster's business, litigation, employee benefit plans and compliance with ERISA, disclosures in offer documents and proxy statement, compliance with laws, permits, tax matters, environmental matters, properties and assets, intellectual property, material agreements, brokers' fees, Board of Directors and Special Committee actions, fairness opinion of Houlihan Lokey, control share statutes, Dave & Buster's Rights Agreement, insurance, suppliers and labor matters.

     The representations and warranties contained in the Merger Agreement also include representations and warranties of Parent and Purchaser with respect to corporate organization, standing and power, corporate authority, noncontravention, consents and approvals necessary for the Offer and the Merger, disclosures in offer documents and Dave & Buster's proxy statement, availability of financing, brokers' fees and prior operations.

     No representations or warranties made by Dave & Buster's, Parent or Purchaser will survive beyond the Effective Time.

     Conduct of Business Before the Effective Time. Pursuant to the Merger Agreement, Dave & Buster's has agreed to conduct, and to cause each of its subsidiaries to conduct, its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use its reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and key employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them so that its goodwill and ongoing business will not be materially impaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise contemplated by the Merger Agreement, until the Effective Time, Dave & Buster's may not, nor permit any of its subsidiaries to, do any of the following without the prior written consent of Parent:

          (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of Dave & Buster's to its parent, (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

          (ii)  authorize for issuance, issue, deliver, sell, pledge or grant
     (A) any shares of its capital stock, (B) any debt securities which have the right, or are convertible into the right, to vote on matters which Dave & Buster's stockholders may vote, or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities, or (D) any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Dave & Buster's common stock upon the exercise of stock options outstanding on May 30, 2002 and in accordance with their present terms;

          (iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

          (iv) (A) enter into, or propose or negotiate to enter into, any material contract (other than as contemplated by the Merger Agreement), (B) amend, or propose or negotiate to amend, the terms of any existing material contracts, (C) acquire, or propose or negotiate to acquire, any interest in a corporation, partnership or joint venture arrangement, or (D) sell, transfer, assign, relinquish, terminate or make any other material change (taken on an individual basis) in, or propose or negotiate to take any such action with respect to, Dave & Buster's material interests (as of May 30, 2002) in the equity or debt securities of any corporation, partnership or joint venture arrangement which holds such an interest, including, without limitation, the imposition of any lien on any of the foregoing;

          (v) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to Dave & Buster's and its subsidiaries taken as a whole;

          (vi) (A) grant to any officer or director of Dave & Buster's or any of its subsidiaries any increase in compensation, except to the extent required under employment agreements in effect as of February 3, 2002 and except for fees payable to the members of the Special Committee, (B) grant to any officer or director of Dave & Buster's or any its subsidiaries any increase in severance or termination pay, except to the extent required under any agreement in effect as of February 3, 2002, (C) enter into or amend any employment, consulting, indemnification, severance or termination agreement with any such officer or director, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or employee benefit plan, except as required by applicable law, or (E) take any action to accelerate any rights or benefits (including vesting under Dave & Buster's 401(k) plan), or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or employee benefit plan;

          (vii) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Dave & Buster's, except insofar as may have been required by a change in generally accepted accounting principles;

          (viii) sell, lease, license or otherwise dispose of or subject to any lien any properties or assets, except in the ordinary course of business consistent with past practice;

          (ix) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Dave & Buster's or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in Dave & Buster's or any direct or indirect wholly-owned subsidiary of Dave & Buster's;

          (x) make or agree to make any new capital expenditure or expenditures other than capital expenditures which do not exceed the amount budgeted therefor in Dave & Buster's annual capital expenditures budget for fiscal year 2002 previously provided to Parent;

          (xi) make any material tax election or settle or compromise any material tax liability or refund or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or action;

          (xii) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of Dave & Buster's or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value, or (C) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which Dave & Buster's or any of its subsidiaries is a party;

          (xiii) make any material change (including failing to renew) in the amount or nature of the insurance policies covering Dave & Buster's and its subsidiaries;

          (xiv) waive any material claims or rights relating to Dave & Buster's or any of its subsidiaries' business;

          (xv) (A) redeem the rights outstanding under the Rights Agreement, or amend or modify or terminate the Rights Agreement or render it inapplicable to (or otherwise exempt from the application of the Rights Agreement) any person or action, other than to delay the Distribution Date (as defined in the Rights Agreement) or to render the rights inapplicable to the execution, delivery and performance of the Merger Agreement, the Offer and the Merger, or (B) permit the rights to become non-redeemable at the redemption price currently in effect; or

          (xvi) authorize any of, or commit or agree to take any of, the foregoing actions.

     In addition, the Merger Agreement provides that each of Dave & Buster's and Parent may not, nor may they permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in:
(x) any of the representations and warranties of such party set forth in the Merger Agreement that is qualified as to materiality becoming untrue; (y) any of such representations and warranties that is not so qualified becoming untrue in any material respect; or (z) any condition to the Offer set forth in Exhibit A to the Merger Agreement or any condition to the Merger not being satisfied.

     No Solicitation. The Merger Agreement provides that the Board of Directors of Dave & Buster's must promptly advise Parent orally and in writing of the existence of any Takeover Proposal or Superior Proposal. The term "Takeover Proposal" means, other than the transactions contemplated by the Merger Agreement, any of the following:

     - any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of Dave & Buster's and its subsidiaries taken as a whole, or 25% or more of any class of equity securities of Dave & Buster's or any of its subsidiaries.

     - any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of Dave & Buster's or any of its subsidiaries.

     - any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Dave & Buster's or any of its subsidiaries.

     The term "Superior Proposal" means any bona fide proposal which:

     - is made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, 100% of the outstanding Shares or all or substantially all the assets of Dave & Buster's; and which

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

     - the Board of Directors of Dave & Buster's determines in its good faith judgment, based on the written advice of the Financial Advisor, is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making such proposal; and which

     - is made on terms that the Board of Directors of Dave & Buster's determines in its good faith judgment (based on the written advice of the Financial Advisor) provide greater present value to Dave & Buster's stockholders than the cash consideration to be received by such stockholders pursuant to the Offer and the Merger, as the Offer and the Merger may be amended from time to time.

     The Merger Agreement provides that Dave & Buster's may not, nor may it permit any of its subsidiaries to, nor may it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor, agent or representative of Dave & Buster's or any of its subsidiaries (collectively, the "Company Representatives") to: (a) solicit, initiate or knowingly encourage the submission of any Takeover Proposal; (b) enter into any agreement with respect to any Takeover Proposal; or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal.

     Notwithstanding the foregoing, at any time prior to the consummation of the Offer, in response to a Superior Proposal that was not solicited by Dave & Buster's or any Company Representative on or after May 30, 2002 and that did not otherwise result from a breach of Dave & Buster's covenant described in the preceding paragraph, the Board of Directors of Dave & Buster's may participate in discussions and negotiations regarding such Superior Proposal and furnish information concerning Dave & Buster's to the person making such Superior Proposal, subject to its providing prior written notice of its decision to take such action to Parent (the "Company Notice") and to its previously advising Parent orally and in writing of the existence of any Takeover Proposal or Superior Proposal.

     The Merger Agreement does not prohibit the Board of Directors of Dave & Buster's from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from changing its recommendation with respect to the Offer and the Merger Agreement, or making any disclosure to Dave & Buster's stockholders if, in the good faith judgment of Dave & Buster's, after consultation with outside counsel, failure to take any such action would result in a breach of its fiduciary duties to stockholders under applicable law.

     Access to Information; Confidentiality. The Company has agreed to provide, and to cause each of its subsidiaries to provide, Parent and its directors, officers, employees, accountants, counsel, financial advisers, financing sources and other representatives with reasonable access during normal business hours during the period prior to the Effective Time to all of Dave & Buster's and its subsidiaries' respective properties, books, contracts, commitments, personnel and records. The Company has also agreed to furnish, and to cause each of its subsidiaries to furnish, promptly to Parent during the period prior to the Effective Time (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. The Merger Agreement provides that all nonpublic information so exchanged will be subject to the confidentiality agreement dated as of March 26, 2002, as amended or supplemented from time to time, between Dave & Buster's and Investcorp International Inc.

     Reasonable Efforts. Each of Dave & Buster's, Parent and Purchaser has agreed, subject to the terms and conditions of the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other obligations of such party under the Merger Agreement. These things include: (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an

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

action or proceeding by, any governmental entity; (ii) the obtaining of all necessary consents, approvals or waivers from third parties; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger Agreement and to fully carry out the purposes of the Merger Agreement. Without limiting the foregoing, Dave & Buster's has also agreed to (x) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to the Merger Agreement, take all action necessary to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Offer and the Merger. The Merger Agreement provides that none of its provisions may be deemed to require any party to waive any substantial rights or agree to any substantial limitation on its operations.

     Notification. The Company has agreed to give prompt notice to Parent, and Parent and Purchaser have agreed to give prompt notice to Dave & Buster's, of
(i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect and (ii) any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement. The Merger Agreement provides that no such notification will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

     Employee Benefit Plans. Parent has agreed, for one year after the Effective Time, to either (i) cause the Surviving Corporation to continue to sponsor and maintain Dave & Buster's existing employee benefit plans other than any stock option or similar plans (the "Company Benefit Plans") or (ii) provide benefits to the employees of Dave & Buster's who continue to be employed by the Surviving Corporation (the "Company Employees") under employee benefit plans, programs, policies or arrangements that in the aggregate are substantially similar to those benefits provided to the Company Employees by Dave & Buster's immediately prior to the Closing Date (excluding any stock option or other equity compensation plan or program). With respect to any employee benefit plan, program, policy or arrangement (other than stock options or stock based compensation) sponsored or maintained by Parent and offered to the Company Employees in addition to or as a substitute for the Company Benefit Plans, Parent has agreed to give the Company Employees service credit for their employment with Dave & Buster's for eligibility and vesting purposes under all such employee benefit plans, programs, policies or arrangements as if such service had been performed with Parent. Parent has also agreed that, if Parent offers health benefits to the Company Employees under a group health plan that is not a Company Benefit Plan, Parent will waive any pre-existing condition exclusions under such group health plan to the extent coverage exists for such condition under the Company Benefit Plan and will credit each Company Employee with all deductible payments and co-payments paid by such Company Employee under Dave & Buster's health plan prior to the Closing Date during the current plan year for purposes of determining the extent to which any such Company Employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health plan for such plan year.

     Parent has also agreed, following the Effective Time, to cause the Surviving Corporation and its subsidiaries to honor, subject to its obligations described in this section and in "-- Indemnification," all obligations under all employment, severance, consulting and similar agreements of Dave & Buster's and its subsidiaries existing on May 30, 2002, the existence of which did not constitute a violation of the terms of the Merger Agreement.

     Nothing in the Merger Agreement gives any employee of Dave & Buster's or of any of Dave & Buster's subsidiaries any right to continued employment following the Effective Time.

     Indemnification. Parent has agreed, after the earlier of the Effective Time or the consummation of the Offer, to cause the Surviving Corporation (or any successor to the Surviving Corporation) to indemnify,

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

defend and hold harmless the present and former officers and directors of Dave & Buster's and its subsidiaries (each, an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement, provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation) incurred by reason of the fact that such person is or was an officer or director of Dave & Buster's or any of its subsidiaries and arising out of actions or omissions occurring on or prior to the Effective Time to the full extent permitted by law, with each Indemnified Party's right to such indemnification including the advancement of expenses incurred in the defense of any action or suit to the extent permitted by the Missouri BCL. The Merger Agreement provides that any determination which is required to be made with respect to whether an Indemnified Party is entitled to such indemnification, including any determination whether an Indemnified Party's conduct complies with the standards set forth under the Missouri BCL, will be made at Parent's expense by independent counsel mutually acceptable to Parent and the Indemnified Party. The Merger Agreement further provides that none of its provisions will impair any rights or obligations of any present or former directors or officers of Dave & Buster's.

     Parent has also agreed, to the fullest extent permitted by law, to cause the Surviving Corporation to honor all of Dave & Buster's obligations to indemnify (including any obligations to advance funds for expenses) the members of the Special Committee and current or former directors or officers of Dave & Buster's and its subsidiaries for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of Dave & Buster's existed on May 30, 2002, whether pursuant to Dave & Buster's Restated Articles of Incorporation, Dave & Buster's bylaws, individual indemnity agreements or otherwise. The Merger Agreement provides that such indemnification obligations will survive the Merger and will continue in full force and effect in accordance with the terms of Dave & Buster's Restated Articles of Incorporation, Dave & Buster's bylaws and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

     Insurance. Parent has agreed, for a period of six years after the Effective Time, to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Dave & Buster's with respect to claims arising from or related to facts or events which occurred at or before the Effective Time, provided that Parent may substitute for such current policies new policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous. However, Parent will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the annual premiums paid as of May 30, 2002 by Dave & Buster's for such insurance (such 150% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent must maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium.

     Fees and Expenses. The Merger Agreement provides that all fees and expenses incurred in connection with the Merger will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except with respect to the termination fee described below, if such becomes payable.

     Public Announcements. Through the Effective Time, Parent and Purchaser, on the one hand, and Dave & Buster's, on the other hand, have agreed to consult with each other before issuing, and to provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other obligations under the Merger Agreement, and have agreed not to issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. Dave & Buster's has also agreed to give at least 24 hours' prior written notice to Parent and Purchaser of any proposed press release or other public statement not relating to the Offer, the Merger or any of the obligations under the Merger Agreement, which notice is to include the text of such press release or public statement.

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

     Cooperation With Financing Efforts. Dave & Buster's has agreed to provide, and to cause its subsidiaries and its and their respective officers, employees and advisors to provide, reasonable cooperation in connection with the arrangement of any financing in respect of the transactions contemplated by the Merger Agreement. Such cooperation will include participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents and the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a customary certificate of the chief financial officer of Dave & Buster's with respect to solvency matters, comfort letters of accountants, legal opinions and real estate title documentation as may be reasonably requested by Purchaser.

     Consents. The Merger Agreement provides that from and after May 30, 2002, until the Closing Date, Dave & Buster's and its subsidiaries will use commercially reasonable efforts to obtain certain consents.

     Conditions to the Merger. The obligation of each of Parent, Purchaser and Dave & Buster's to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

     - If required by law, the Merger Agreement shall have been adopted by the holders of 66 2/3% of the outstanding Shares.

     - The waiting period (and any extension thereof) applicable to the Merger under the HSR Act, if any, shall have been terminated or shall have expired. Any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.

     - No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

     - Purchaser shall have previously accepted for payment and paid for Shares tendered and not withdrawn pursuant to the Offer.

     - In the event the parties proceed with a single-step Merger, the representations and warranties by Dave & Buster's contained in the Merger Agreement (which for this purpose shall be read as though none of them contained any Material Adverse Effect or other materiality qualifications) shall be true and correct in all material respects as of May 30, 2002 and at the Effective Time, except where the failure of such representations and warranties in the aggregate to be true and correct in all respects, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that the representations in Section 3.3 of the Merger Agreement as to the number of issued and outstanding shares of capital stock of Dave & Buster's and stock options shall be true and correct in all respects.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, before or after the Merger Agreement has been adopted by a vote of Dave & Buster's stockholders, in the following ways:

          1. Parent, Purchaser and Dave & Buster's agree to terminate the Merger Agreement by mutual written consent.

          2. Either Parent or Dave & Buster's decides to terminate the Merger Agreement because:

             a. the Merger is not consummated on or before October 31, 2002, unless the failure to consummate the Merger is the result of a willful or material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement, provided that the passage of such period is to be tolled for any part thereof during which any party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger;

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

             b. any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and nonappealable;

             c. subject to the agreement to proceed with a single-step Merger, as described above, the Offer has terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer as the result of the failure of any of the conditions set forth in Exhibit A to the Merger Agreement; or

             d. upon a vote at a duly held meeting to obtain the adoption of the Merger Agreement by the holders of at least 66 2/3% of the outstanding Shares, such adoption is not obtained, provided that the Merger Agreement may not be terminated by Parent if Parent or Purchaser is in breach of its covenant to vote to adopt and approve the Merger Agreement and the Merger at such meeting.

          3.  Parent decides to terminate the Merger Agreement because:

             a. Dave & Buster's breaches or fails to perform in any material respect any of its covenants contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Exhibit A to the Merger Agreement;

             b. subject to the agreement to proceed with a single-step Merger, as described above, any of the conditions set forth in Exhibit A to the Merger Agreement has become incapable of fulfillment prior to October 31, 2002 and has not have been waived by all applicable parties, and the Offer shall have terminated or expired by its terms without Purchaser having purchased any Shares pursuant to the Offer; or

             c. the Board of Dave & Buster's fails to make, withdraws, modifies or changes in any manner adverse to Parent and Purchaser its approval or recommendation of the Offer, the Merger and the Merger Agreement.

          4.  The Company decides to terminate the Merger Agreement because:

             a. Parent or Purchaser breaches or fails to perform in any material respect any of their respective covenants contained in the Merger Agreement; or

             b. at any time prior to consummation of the Offer, the Board of Dave & Buster's has provided written notice to Parent that Dave & Buster's is prepared, upon termination of the Merger Agreement, to enter into a binding written definitive agreement for a Superior Proposal; provided that (A) Dave & Buster's must have complied with its covenants regarding non-solicitation of Takeover Proposals in all respects; (B) the Board of Dave & Buster's must have reasonably concluded in good faith in consultation the Houlihan Lokey and outside counsel that such proposal is a Superior Proposal; (C) Parent does not make, within five business days after receipt of Dave & Buster's written notice referred to above, an offer that the Board of Dave & Buster's has reasonably concluded in good faith in consultation with the Houlihan Lokey and outside counsel is at least as favorable to the stockholders of Dave & Buster's as the Superior Proposal; and (D) Dave & Buster's must have paid Parent the termination fee described below.

The conditions set forth in Exhibit A to the Merger Agreement are described in
Section 17 of this Offer to Purchase.

     Effect of Termination. The Merger Agreement provides that it will, upon termination of the Merger Agreement by either Dave & Buster's or Parent as described above, become void and have no effect without any liability or obligation on the part of Dave & Buster's, Parent or Purchaser, except to the extent that such termination results from any breach by a party of any representation, warranty or covenant set forth in the Merger Agreement, and except for: (i) the obligations of each of Dave & Buster's, Parent and Purchaser with respect to confidentiality, as described in "-- Access to Information; Confidentiality," and with respect to fees and expenses, as described in "-- Fees and Expenses"; (ii) the provision of the Merger Agreement described

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

in this paragraph; and (iii) certain miscellaneous provisions of the Merger Agreement, including provisions relating to assignment and enforcement.

     If the Merger Agreement is terminated (i) by Parent should the Board of Directors of Dave & Buster's withdraw, modify or change, in any manner adverse to Parent or Purchaser, its approval or recommendation of the Offer, Merger or the Merger Agreement, or (ii) by Dave & Buster's by delivery of written notice to Parent that Dave & Buster's is prepared to enter into a binding written definitive agreement for a Superior Proposal upon termination of the Merger Agreement, the Merger Agreement provides that Dave & Buster's shall pay to Parent a termination fee of $5.0 million in cash. In addition, in such event Dave & Buster's shall reimburse Parent, Purchaser and their affiliates for all out-of-pocket fees and expenses incurred by any of them in connection with the negotiation of the Merger Agreement and preparation of the Offer and the Merger and any related financings (including, without limitation, fees and costs of attorneys and accountants and other advisors and fees payable to banks, financial institutions and their respective agents and fees of financial printers engaged by Parent, Purchaser or their affiliates).

     Waiver. The Merger Agreement provides that any term or provision of the Merger Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. The Merger Agreement further provides that the failure of any party thereto to enforce at any time any provision of the Merger Agreement will not be construed to be a waiver of such provision, nor will it in any way affect the validity of the Merger Agreement or any part thereof or the right of any party thereafter to enforce each and every such provision. The Merger Agreement also provides that no waiver of any breach of the agreement will be held to constitute a waiver of any other or subsequent breach.

     Amendment. The Merger Agreement provides that it may be amended, modified or supplemented by Dave & Buster's, Parent and Purchaser by mutual agreement in writing.

     Assignment. The Merger Agreement provides that neither it nor any of the rights, interests or obligations under it may be assigned or delegated by any of the parties without the prior written consent of the other parties.

  SUPPORT AND EXCHANGE AGREEMENT.

     Concurrently with the execution of the Merger Agreement, the Affiliate Stockholders, each of whom is an officer and/or director of Dave & Buster's, entered into a Support and Exchange Agreement with Parent and Purchaser (the "Support and Exchange Agreement"). Pursuant to the Support and Exchange Agreement, the Affiliate Stockholders have agreed to, among other things, not tender the Affiliate Shares in the Offer, vote the Affiliate Shares in favor of the Merger in any vote of the stockholders of Dave and Buster's, and exchange the Affiliate Shares for newly-issued shares of capital stock of Parent. For more detailed information, please see the complete text of the Support and Exchange Agreement, which has been filed as an exhibit to the Schedule filed by Purchaser with the SEC.

  GUARANTEE.

     Pursuant to a guarantee entered into on May 30, 2002 by Investcorp Bank E.C. for the benefit of Dave & Buster's, Investcorp Bank E.C. has guaranteed performance by Parent and Purchaser of their respective obligations under the Merger Agreement. See Exhibit (d)(4) of the Schedule TO filed by Purchaser with the SEC.

  CONFIDENTIALITY AGREEMENT.

     On March 26, 2002, Dave & Buster's and III entered into a Confidentiality Agreement in connection with the due diligence review of the business of Dave & Buster's. The Confidentiality Agreement provides, among other things, that III
(i) would not use the Evaluation Materials (as defined in the Confidentiality Agreement) for any purpose other than to evaluate a possible business transaction, (ii) would keep the Evaluation Materials confidential except as to parties who have also executed a confidentiality agreement with

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

Dave & Buster's and (iii) would promptly return any Evaluation Material if requested to do so by Dave & Buster's.

  STOCKHOLDER AGREEMENT.

     Following the consummation of the Offer, and concurrently with the exchange described in "-- Support and Exchange Agreement," the Affiliate Stockholders are expected to enter into a Stockholder Agreement (the "Stockholder Agreement") with Parent, Dave & Buster's and the stockholders of Parent. The Stockholder Agreement sets forth certain rights and obligations relating to Parent Stock that the Affiliate Stockholders will receive in exchange for Affiliate Shares. Pursuant to the Stockholder Agreement, the Affiliate Stockholders would agree to, among other things, certain limitations on sales of Parent Stock and procedures on the sale of Parent Stock to third parties, including co-sale and drag-along rights. The Affiliate Agreement also would grant put and call options on the Parent Stock, which allow an Affiliate Stockholder, or the Parent, to require, respectively, the purchase by, or sale to, the Parent of Parent Stock. For more detailed information, please see the complete text of the Stockholder Agreement, which has been filed as an exhibit to the Schedule TO filed with the SEC.

  MANAGEMENT ARRANGEMENTS.

     Parent and senior management of Dave & Buster's have negotiated a term sheet setting forth the principal terms of a new stock incentive plan of Parent to be implemented following consummation of the Merger. The term sheet contemplates that Parent will reserve an aggregate of 15.5% of its fully diluted common stock for stock options and restricted stock awards. Of this amount, an aggregate of 10.0% will be reserved for "management stock options," of which 3.0% will be granted to Messrs. Corriveau, Corley and Henrion, 4.5% will be reserved for members of management other than such individuals and 2.5% is reserved for future grants. An aggregate of 2.5% will be reserved for "founders' stock options" to be granted to Messrs. Corriveau and Corley. All grants of stock options at or about the consummation of the Merger will be at a per share exercise price equal to that paid in the Merger. An aggregate of 3.0% will be reserved for "restricted stock" awards to be granted to Messrs. Corriveau and Corley.

     The options generally are expected to vest seven years after the closing of the Merger, but will be subject to earlier vesting upon (i) in the case of management stock options, achievement of certain projected results of operations, (ii) Investcorp's realization of a specified minimum annual rate of return on its investment in Parent in the event of a sale of Parent or Dave & Buster's prior to an initial public offering of Parent's common stock, and/or
(iii) in the case of management stock options, such initial public offering. Restricted stock awards will vest, and restrictions thereon will lapse, in accordance with vesting schedules similar to the stock options. In order to receive a stock option grant, an executive officer will be required to voluntarily terminate his currently existing Executive Retention Agreement with Dave & Buster's. The stock options and restricted stock awards will also contain various put and call provisions that are triggered upon the termination of the executive's employment or the death or disability of the executive.

13.  PURPOSE OF THE OFFER; PLANS FOR DAVE & BUSTER'S

     Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Dave & Buster's. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement.

     Plans for Dave & Buster's. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business operations of Dave & Buster's will be continued by the Surviving Corporation substantially as they are currently being conducted. The directors of Purchaser will be the initial directors of the Surviving Corporation, and the officers of Dave & Buster's will be the initial officers of the Surviving Corporation. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of Dave & Buster's and its assets, corporate structure, capitalization, operations, policies, management

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

and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

     The Shares are currently traded on the NYSE. Following the consummation of the merger, the Shares will no longer be listed on the NYSE and the registration of the Shares under the Exchange Act will be terminated. Accordingly, after the Merger there will be no publicly-traded equity securities of Dave & Buster's outstanding and Dave & Buster's will no longer be required to file periodic reports with the SEC. See Section 14 -- "Certain Effects of the Offer; Exchange Act Registration."

     Except as described in this Offer to Purchase, neither Parent nor Purchaser has any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Dave & Buster's, or (ii) a purchase, sale or transfer of a material amount of assets of Dave & Buster's or any of its subsidiaries. See Sections 12 and 14 -- "The Merger Agreement; Other Arrangements" and "Certain Effects of the Offer," respectively.

14.  CERTAIN EFFECTS OF THE OFFER

     Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

     Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the NYSE. According to its published guidelines, the NYSE would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 1,000,000, the number of holders of round lots of Shares falls below 500 (or below 2,200 if the average monthly trading volume is below 100,000 for the last six months). Shares held by officers or directors of Dave & Buster's or their immediate families, or by any beneficial owner of more than 10 percent or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. In the event the Shares are no longer eligible for listing on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the NYSE, the market for the Shares could be adversely affected.

     If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the National Association of Securities Dealers Automated Quotation System or other sources. The extent of the public market for the Shares and the availability of such quotations would depend upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Dave & Buster's to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Dave & Buster's to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Dave & Buster's, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to
Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of Dave & Buster's and persons holding "restricted securities" of Dave & Buster's to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for inclusion on the NYSE.

     Margin Regulations. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

15.  DIVIDENDS AND DISTRIBUTIONS

     The Merger Agreement provides that from the date of the Merger Agreement until the Closing Time, unless the Parent has consented in writing, Dave & Buster's may not declare, set aside or pay any dividends on, or make other distributions in respect of, any of Dave & Buster's capital stock, repurchase, redeem or otherwise acquire, or agree or commit to repurchase, redeem or otherwise acquire, any Shares of common stock or other equity or debt securities or equity interests of Dave & Buster's or any of its subsidiaries.

16.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     Extension of Tender Period. Pursuant to the Merger Agreement, Parent may cause Purchaser, without the consent of the Board of Directors of Dave & Buster's, to (i) extend the Offer for up to a maximum of 10 additional business days, if at the initial expiration date of the Offer any of the conditions to Purchaser's obligation to purchase Shares of common stock set forth in the Merger Agreement are not satisfied; (ii) extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC applicable to the Offer; and (iii) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under the Merger Agreement.

     Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to conditions set forth in the Merger Agreement, include a subsequent offering period following the expiration of the Offer on the Initial Expiration Date.

     A subsequent offering period, if one is included, is not an extension of the Offer. A subsequent offering period would be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered into the Offer.

     The Merger Agreement provides that, if the Minimum Tender Condition and all of the other conditions to the Offer are satisfied or waived but the number of Shares validly tendered and not withdrawn is less than 90% of the then outstanding number of Shares on a fully diluted basis, Purchaser may include a subsequent offering period that would extend the Offer for an aggregate period not to exceed 15 business days. In the event that Purchaser includes a subsequent offering period, Purchaser must accept and promptly pay for all securities tendered prior to the date of such extension and must otherwise meet the requirements of Rule 14d-11 under the Exchange Act in connection with each such extension.

     Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Offer Price, will be paid to stockholders tendering Shares in the Offer or in a subsequent offering period, if one is included.

     Termination. Unless previously approved by Dave & Buster's in writing, or as otherwise expressly provided for in the Merger Agreement, no change may be made to the terms and conditions of the Offer which: (i) reduces the number of Shares subject to the Offer; (ii) reduces the price per Share to be paid pursuant to the Offer; (iii) modifies or add to the conditions set forth in Exhibit A to the Merger Agreement in any manner adverse to the holders of Shares; (iv) extends the Offer; (v) changes the form of consideration payable in the Offer; or (vi) otherwise amends the Offer in any manner adverse to the holders of Shares. The conditions set forth in Exhibit A to the Merger Agreement are described in Section 17 of this Offer to Purchase.

     If, with Dave & Buster's prior approval, Purchaser decreases the percentage of Shares sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of ten business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow Dave & Buster's stockholders to consider the amended terms of the Offer. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response.

     Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, subject to the terms and conditions of the Merger Agreement, upon the failure to be satisfied of any of the conditions to the Offer, to (i) delay acceptance for payment of or the payment of any tendered Shares, (ii) amend the Offer, including extending the deadline for tendering Shares, (iii) terminate the Offer, or (iv) waive any condition, by giving oral or written notice of such amendment, termination or waiver to the Depositary. If Purchaser extends the Offer or if Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, all Shares previously tendered and not properly withdrawn will remain subject to any such extension and will remain tendered, subject to the right of a tendering stockholder to withdraw such stockholder's Shares as described herein under
Section 4 -- "Withdrawal Rights." The ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited (i) by Rule 14e-1(c) under the Exchange Act, which requires that an offeror either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer, unless such offeror elects to offer a subsequent offering period and pays for Shares tendered during the subsequent offering period in accordance with that section, and (ii) by the terms of the Merger Agreement, which require that Purchaser pay for Shares that are tendered pursuant to the Offer at the earliest time following expiration of the Offer that all conditions to the Offer have been satisfied or waived by Purchaser.

     Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

17.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-l(c) under the Exchange

Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restrictions set forth in the Merger Agreement, the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement, including by extending the deadline for tendering Shares, or terminate the Offer, if (i) the Minimum Tender Condition has not been satisfied or (ii) at any time on or after the date of the Merger Agreement and before the time of acceptance of such Shares for payment pursuant to the Offer, any of the events listed below occurs, which, in the reasonable judgment of Parent and Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

          (i) there shall be pending any suit, action or proceeding by any governmental entity: (1) seeking to restrain or prohibit the acquisition by Parent or Purchaser of any Shares or the making or consummation of the Offer or the Merger or any other material transaction contemplated by the Merger Agreement, or resulting in a material delay in or material restriction on the ability of Purchaser to consummate the Offer or the Merger or seeking to obtain from Dave & Buster's, Parent or Purchaser any damages that would reasonably be expected to have a Material Adverse Effect (as such term is defined in the Merger Agreement); (2) seeking to prohibit or limit the ownership or operation by Dave & Buster's, Parent or any of their respective subsidiaries of any material portion of the business or assets of Dave & Buster's, Parent or any of their respective subsidiaries, or to compel Dave & Buster's, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of their respective businesses or assets, as a result of the Offer, the Merger or any other transaction; (3) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of Dave & Buster's; (4) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of Dave & Buster's and its subsidiaries; or (5) which otherwise is reasonably likely to have a Material Adverse Effect;

          (ii) any statute, rule, regulation, legislation, judgment, order or injunction shall be enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to: (1) Parent, Dave & Buster's or any of their respective subsidiaries; or (2) the Offer, the Merger or any other transaction, by any governmental entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in subparagraph (i) above;

          (iii) there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (except for such as may relate to or arise from (1) economic conditions generally in the United States, or (2) the transactions contemplated by the Merger Agreement as specifically relating to Parent or Purchaser as the acquiror of Dave & Buster's);

          (iv) there shall have occurred: (1) any general suspension of trading of securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (3) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; or (4) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof;

          (v) the representations and warranties by Dave & Buster's contained in the Merger Agreement (which for this purpose shall be read as though none of them contained any Material Adverse Effect or other materiality qualifications) shall not be true and correct in all respects as of the date of the Merger Agreement and at the scheduled or extended expiration of the Offer, except where the failure of such representations and warranties in the aggregate to be true and correct in all respects, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that the representations in
     Section 3.3 of the Merger Agreement as to the number of issued and outstanding shares of capital stock of Dave & Buster's and stock options shall be true and correct in all respects;

          (vi) Dave & Buster's shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Dave & Buster's to be performed or complied with by Dave & Buster's under the Merger Agreement;

          (vii) the Merger Agreement shall have been terminated in accordance with its terms;

          (viii) the Board of Directors of Dave & Buster's fails to make, or withdraws, modifies or changes, in any manner adverse to Parent and Purchaser, its approval or recommendation of the Offer, the Merger or the Merger Agreement; or

          (ix) Dave & Buster's shall have failed to obtain (1) any third party or governmental consents or approvals required in connection with the Merger Agreement or the transactions contemplated hereby, the failure of which to obtain, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect or (2) any of the following consents and approvals:

             (a)  certain listed landlord consents; and

             (b) consents, approvals or authorizations required by all state, city or local liquor licensing boards, agencies or other similar entities for Dave & Buster's operations in the following states:
        Michigan, Missouri, Rhode Island and Texas.

     The conditions set forth above are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of any circumstances giving rise to any condition and may be waived (other than the Minimum Tender Condition) by Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Purchaser. The failure by Parent or Purchaser (or any affiliate of Purchaser) at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

18.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     General. Purchaser is not aware of any material pending legal proceeding relating to the Offer. Purchaser has been notified that a complaint has been filed purportedly on behalf of Stockholders of Dave & Buster's alleging breach of fiduciary duties by directors of Dave & Buster's in connection with their approval of the transactions contemplated by the Merger Agreement. The purported class action, filed in state district court in Dallas County, Texas on May 31, 2002, purports to seek an injunction preventing consummation of the proposed transaction and unspecified damages. Dave & Buster's and each member of its Board of Directors have been named as defendants in the complaint. Purchaser's understanding is that, based solely on its preliminary review of the complaint, management of Dave & Buster's believes the allegations in the complaint to be without merit. Based on its examination of publicly available information filed by Dave & Buster's with the SEC and other publicly available information concerning Dave & Buster's, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Dave & Buster's business that might be adversely affected by Purchaser's purchase of the Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approval were not obtained or such other action were not taken, adverse consequences might not result to Dave & Buster's business, or certain parts of Dave & Buster's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 17 -- "Certain Conditions of the Offer."

     State Takeover Statutes. A number of states (including Missouri, where Dave & Buster's is incorporated), have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger or any other business combination between Purchaser or any of its affiliates and Dave & Buster's. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Purchaser Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent Regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. See Section 19 -- "State Takeover Laws."

     Except for certain notification requirements under Missouri law, Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity of applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken by Purchaser in connection with the Offer is intended as a waiver of that right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 16 -- "Extension of Tender Period; Termination; Amendment" and Section 17 -- "Certain Conditions of the Offer."

     Antitrust in the United States. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements.

     Liquor Licenses. Purchaser and Dave & Buster's are required to obtain consents, approvals or authorizations from the state, city and/or local liquor licensing boards or agencies in certain states in which Dave & Buster's holds liquor licenses for the operation of its businesses. Certain of these approvals are required to be obtained prior to a change in control being effected, and it is a condition to Purchaser's obligation to consummate the Offer that these approvals be obtained prior to the Expiration Date. In addition, the Surviving Corporation will be required to make filings or send notices to certain additional liquor licensing agencies following consummation of the Offer and the Merger.

19.  STATE TAKEOVER LAWS.

     Dave & Buster's is incorporated under the laws of the State of Missouri. Sections 351.407 and 351.459 of the Missouri BCL (respectively, the "Control Share Provision" and the "Interested Shareholder Provision") apply to certain acquisitions and takeovers of Missouri corporations.

     The Control Share Provision provides, among other things, that if shares of a corporation's voting capital stock are acquired in an acquisition which (but for the application of the Control Share Provision) would grant the holder of those shares (when combined with the vote of such holder's affiliates or group) the right to vote in an election of directors a percentage of the total vote which exceeds certain thresholds described within the Control Share Provision, then the acquired shares shall only have such voting rights as are granted by resolution approved by the stockholders. The Control Share Provision will not apply, however, if prior to such an acquisition the corporation has provided in its bylaws or its articles of incorporation that the Control Share Provision shall not apply to acquisitions of the corporation's shares. Prior to the execution of the Merger Agreement, the Board of Directors of Dave & Buster's amended the bylaws of Dave & Buster's to provide that the Control Share Provision would not apply to the Merger contemplated by our Offer or the Support and Exchange Agreement.

     In general, the Interested Shareholder Provision prevents an "interested shareholder" (defined generally as a person who directly or indirectly beneficially owns 20% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (which is defined to include mergers and certain other transactions) with certain Missouri corporations for a period of five years following the date such person becomes an interested shareholder. The prohibition on such business combinations does not apply, however if, prior to the date of such a business combination, the board of directors of the subject corporation approved the business combination or the transactions in which such person became an interested shareholder. On May 30, 2002, prior to the execution of the Merger Agreement, the Board of Directors of Dave & Buster's approved the Merger Agreement and the transactions contemplated thereby. Accordingly, the Interested Shareholder Provision is inapplicable to us and to Parent in connection with the Support and Exchange Agreement, the Offer and the Merger.

20.  RIGHTS OF DISSENTING STOCKHOLDERS.

     We do not believe that dissenters' rights under Missouri law are available to stockholders of Dave & Buster's in connection with our Offer; however, such dissenters' rights may be available in connection with the Merger. If the Merger is consummated, stockholders of Dave & Buster's who have not tendered their Shares in our Offer will have the right under applicable Missouri law to object to the Merger and demand payment of the fair value of their Shares. Stockholders who do not tender their Shares in our Offer, object to the Merger and properly demand payment of the fair value of their Shares in accordance with and subject to the procedures set forth in Section 351.455 of the Missouri BCL will be entitled to a determination by a Missouri court of competent jurisdiction of the fair value of the Shares as of the day immediately prior to the day on which a vote in respect of the Merger was taken. In addition, dissenting stockholders may be entitled to receive payment of interest, from the day immediately prior to the day on which a vote in respect of the Merger was taken to the date of such judgment by the court, on the amount determined to be the fair value of their Shares.

     We do not intend to object, assuming the proper procedures are followed, to any shareholder's demand for payment of the fair value of his, her or its Shares. We intend, however, to cause Dave & Buster's, as the surviving corporation, to argue in a proceeding that, for purposes of the proceeding, the fair value of each Share is less than or equal to the merger consideration.

     You should be aware that opinions of investment banking firms (including Houlihan Lokey) as to the fairness from a financial point of view are not necessarily opinions as to "fair value" under Missouri law.

     The preservation and exercise of dissenters' rights requires strict adherence to the applicable provisions of Missouri law. This summary of the rights under Missouri law of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by dissenting stockholders and is qualified in its entirety by reference to Section 351.455 of the Missouri BCL which is attached hereto as Schedule II. Stockholders of Dave & Buster's intending to exercise their dissenters' right are urged to review carefully the provisions set forth in Section 351.455 and to consult with legal counsel in order to comply with the required procedures.

21.  FEES AND EXPENSES

     Purchaser has retained D.F. King & Co., Inc. to be the Information Agent and The Bank of New York to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

     The following table presents a current estimate of fees and expenses to be incurred by Purchaser, Parent and Dave & Buster's in connection with the Offer and the Merger.

Financing Fees and Expenses:................................  $ 9.7 million
Pre-paid Management Fees:...................................  $ 5.0 million
Equity Sponsor Fee:.........................................  $ 4.0 million
Legal, Accounting, Consulting, Insurance and other
  Transactional Advisory Fees and Expenses:.................  $ 7.5 million
                                                              -------------
                                                              $26.2 million

22.  MISCELLANEOUS

     Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser cannot comply with the state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THE OFFER DOCUMENTS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3, and a Schedule 13e-3 pursuant to Rule 13e-3, of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Dave & Buster's has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Board of Directors of Dave & Buster's with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 -- "Certain Information Concerning Dave & Buster's" above.

                                          D&B ACQUISITION SUB, INC.

June 4, 2002

                                   SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND OTHER PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each person who is or is expected to become a director or executive officer of Parent and Purchaser. Unless otherwise indicated, the business address of each such person is c/o D&B Acquisition Sub, Inc., c/o Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166 and each such person is a citizen of the United States.

NAME                                          PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                         -------------------------------------------------------
Christopher J. Stadler....................   Mr. Stadler has been an executive of Investcorp, its
                                             predecessor or one or more of its wholly owned
                                             subsidiaries since April 1996. Prior to joining
                                             Investcorp, Mr. Stadler was a Director with CS First
                                             Boston Corporation. Mr. Stadler is a director of CSK
                                             Auto, Inc., Werner Holding Co. (PA), Inc., Saks
                                             Incorporated, and US Unwired Inc.
Stephen G. Puccinelli.....................   Mr. Puccinelli has been an executive of Investcorp, its
                                             predecessor or one or more of its wholly owned
                                             subsidiaries since July 2000. Prior to joining
                                             Investcorp, Mr. Puccinelli was a Managing Director at
                                             Donaldson, Lufkin & Jenrette. Mr. Puccinelli is a
                                             director of Jostens, Inc.
F. Jonathan Dracos........................   Mr. Dracos has been an executive of Investcorp, its
                                             predecessor or one or more of its wholly owned
                                             subsidiaries since May 1995. Prior to joining
                                             Investcorp, Mr. Dracos was on the Executive Committee
                                             of the George Soros Quantum Realty Fund, where he was
                                             Head of Disposition and Asset Management. He also
                                             served as a Senior Vice President for Jones Lang
                                             Wootton Realty Advisors, overseeing a portfolio of real
                                             estate assets, and as a real estate lending officer for
                                             Chemical Bank.
Simon Moore...............................   Mr. Moore has been an executive of Investcorp, its
                                             predecessor or one or more of its wholly owned
                                             subsidiaries since February 2001. Prior to joining
                                             Investcorp, Mr. Moore spent nine years with J.P. Morgan
                                             & Co., the last five as an investment officer with J.P.
                                             Morgan Capital Corporation in New York and Asia. Mr.
                                             Moore is a director of CSK Auto, Inc.
Thomas J. Sullivan........................   Mr. Sullivan has been an executive of Investcorp, its
                                             predecessor or one or more of its wholly owned
                                             subsidiaries since April 1996. Prior to joining
                                             Investcorp, Mr. Sullivan was Vice President and
                                             Treasurer of the Leslie Fay Companies, Inc. (now Leslie
                                             Fay Company, Inc.). Mr. Sullivan is a director of
                                             Werner Holding Co. (PA), Inc. and US Unwired Inc.
Richard Cervera...........................   Richard Cervera has been a private investor
                                             specializing in evaluating retail and restaurant
                                             ventures. From 1987 to 1996 he served as Chairman,
                                             President and CEO of Taco Cabana Inc., a business he
                                             built between 1987 & 1996. Prior to that time he worked
                                             in executive positions with Fuddruckers and Chuck E.
                                             Cheese Pizza Time Theatre.

NAME                                          PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                         -------------------------------------------------------
David O. Corriveau........................   Mr. Corriveau, a co-founder of the Dave & Buster's
                                             concept in 1982, has served as Co-Chief Executive
                                             Officer and President since June 1995, and as a
                                             director of Dave & Buster's since May 1995 and as
                                             Co-Chairman of the Board since February 1996. Mr.
                                             Corriveau served as President and Chief Executive
                                             Officer of D&B Holding (a predecessor of Dave &
                                             Buster's) from 1989 through June 1995. From 1982 to
                                             1989, Messrs. Corriveau and Corley operated Dave &
                                             Buster's business.
James W. Corley...........................   Mr. Corley, a co-founder of the Dave & Buster's concept
                                             in 1982, has served as Co-Chief Executive Officer and
                                             Chief Operating Officer since June 1995, and as a
                                             director of Dave & Buster's since May 1995 and as
                                             Co-Chairman of the Board since February 1996. Mr.
                                             Corley served as Executive Vice President and Chief
                                             Operating Officer of D&B Holding from 1989 through June
                                             1995. From 1982 to 1989, Messrs. Corley and Corriveau
                                             operated Dave & Buster's business.
Walter S. Henrion.........................   Mr. Henrion has served as a consultant to the Company's
                                             business since 1989, and has been a director of the
                                             Company since 1995. He has also been a consultant to
                                             the restaurant industry since 1983. From 1972 to 1981,
                                             Mr. Henrion served as Executive Vice President and a
                                             director of TGI Friday's, Inc.

                 DIRECTORS AND EXECUTIVE OFFICERS OF INVESTCORP

     The following table sets forth the name, citizenship, business address, present principal occupation and other material positions held during the last five years, if any, of each executive officer of Investcorp. Unless otherwise indicated, all of the persons listed below are citizens of the United States of America. The business address of each person listed below is Investcorp S.A., P.O. Box 5340, Manama, Bahrain. Each person listed below has been an executive officer of Investcorp for the past five years.

                                                                            OTHER
      NAME, CITIZENSHIP                    PRESENT                 MATERIAL POSITIONS HELD
     AND BUSINESS ADDRESS            PRINCIPAL OCCUPATION         DURING THE PAST FIVE YEARS
     --------------------            --------------------         --------------------------
Nemir Amin Kirdar               President and Chief             None.
                                Executive Officer,
                                Investcorp Bank E.C.
Lawrence B. Kessler             Chief Administrative            None.
                                Officer, Investcorp S.A.
Gary S. Long                    Chief Financial Officer,        None.
                                Investcorp S.A.
Salman A. Abbasi                Secretary, Investcorp S.A.      None.

     The following table sets forth the name, citizenship, business address, principal occupation and other material positions held during the last five years, if any, of each director of Investcorp. Unless otherwise indicated, each person's position indicated below has been for the past five years, and each person has been a director of Investcorp for the past five years.

                                                                            OTHER
      NAME, CITIZENSHIP                    PRESENT                 MATERIAL POSITIONS HELD
     AND BUSINESS ADDRESS            PRINCIPAL OCCUPATION         DURING THE PAST FIVE YEARS
     --------------------            --------------------         --------------------------
Abdul-Rahman Salim Al-Ateeqi    Personal advisor to H. H. the   None.
Kuwait                          Amir of Kuwait.
P.O. Box 848
Safat 13009
Kuwait
Omar A. Aggad                   Chairman and CEO,               Chairman and President of the
Saudi Arabia                    Aggad Investment Co.            following entities: Almultaka
P.O. Box 2256                                                   Trade Est.; Aluminum
Riyadh 11451                                                    Manufacturing Co. Ltd.;
Kingdom of Saudi Arabia                                         Arabian Elevator & Escalator
                                                                Co. Ltd.; Arabian Tile Co.
                                                                Ltd.; Hygienic Paper Co. Ltd.;
                                                                Integrated Systems Co. Ltd.;
                                                                Medical & Cosmetic Products
                                                                Co. Ltd.; Medical Supplies &
                                                                Services Co. Ltd.; National
                                                                Advanced Systems Co. Ltd.;
                                                                National Pigment Masterbatch
                                                                Co. Ltd.; Rana Confectionery
                                                                Products Co.; Saudi
                                                                Continental Insurance Co. EC;
                                                                Saudi Industries for
                                                                Desalination Membranes &
                                                                Systems Ltd.; United Arab
                                                                Motors Co. Ltd. Director of
                                                                Saudi British Bank and Saudi
                                                                Agricultural Development Co.
Abdulaziz A. Al-Sulaiman        Chairman, Rolaco Trading and    Chairman of the following
Saudi Arabia                    Contracting.                    entities: Rolaco Holdings
P.O. Box 222                                                    S.A.; Saudi Light Industries;
Jeddah 21411                                                    Bin Sulaiman Holdings Ltd.;
Kingdom of Saudi Arabia                                         Muzun International Fund
                                                                (BVI).
                                                                Director of the following
                                                                entities: Saudi Arabian
                                                                Refining Co.; Club-Med; Group
                                                                Bruxelles Lambert; Saudi
                                                                Ventures Capital.

                                                                            OTHER
      NAME, CITIZENSHIP                    PRESENT                 MATERIAL POSITIONS HELD
     AND BUSINESS ADDRESS            PRINCIPAL OCCUPATION         DURING THE PAST FIVE YEARS
     --------------------            --------------------         --------------------------
Easa Saleh Al Gurg              Ambassador of the U.A.E. to     Director of the following
United Arab Emirates            the Court of St. James and the  entities: Emirates Bank
P.O. Box 325                    Republic of Ireland. Chairman   International PJSC. Deputy
Dubai                           of the following entities:      Chairman, National Bank of
United Arab Emirates            Easa Saleh Al Gurg Group of     Fujairah.
Director since 1994             Companies, Dubai, a trading
                                house; Arabian Explosives Co.
                                LLC, a manufacturer of
                                industrial explosives; Al Gurg
                                Leight's Paints LLP, a
                                manufacturer of industrial
                                paints; Gulf Metal Foundry
                                LLC, a manufacturer of carbon,
                                steel, stainless steel,
                                manganese steel and SG iron
                                castings; Al Gurg Lever LLC, a
                                foodstuffs and consumer goods
                                company; Al Gurg Fosroc LLC, a
                                manufacturer of construction
                                chemicals.
Ahmed Abdullah Al Mannai        Chairman, Mannai Corporation    Director of the following
Qatar                           Ltd., a corporation comprised   entities: Qatar Insurance Co.;
P.O. Box 76                     of trading, construction,       Gulf Publishing & Printing
Doha                            marine services, technical      Organization; Manwijs Ltd.;
Qatar                           services and engineering        Egyptian International Service
                                companies. Chairman, Ahmed      Engineering Co., Egypt.
                                Mannai & Co. (QSC).
Khalid Rashid Al Zayani         Group Chairman, Al Zayani       Chairman of the following
Bahrain                         Investments Group of            companies: Al Zayani
P.O. Box 5553                   Companies, a group with         Investments WLL; Zayani Motors
Manama                          interests in banking,           WLL; Euro Motors WLL; Al
Bahrain                         industry, insurance, property,  Zayani Hotels Corporation; Al
                                hotels, joint ventures,         Zayani Commercial Services
                                services and trading.           WLL; Bahrain Commercial
                                                                Services WLL; Intersteel WLL;
                                                                Midal Cables Ltd.; Metal Form
                                                                WLL; Alutec BSC(c); Aluwheel
                                                                WLL; Gulf Closures WLL; Al
                                                                Rashidiya Real Estate Co.;
                                                                Steinweg Bahrain Ltd.;
                                                                Horizons Publishing House WLL.
                                                                First Deputy Chairman and
                                                                Chairman of the Executive
                                                                Committee, Bahrain Islamic
                                                                Bank BSC. Director and Member
                                                                of the Executive Committee,
                                                                Bahrain Islamic Investments
                                                                Co. BSC(c). Director of
                                                                Bahrain Kuwait Insurance Co.
                                                                and Bahrain Commercial
                                                                Facilities Co.

                                                                            OTHER
      NAME, CITIZENSHIP                    PRESENT                 MATERIAL POSITIONS HELD
     AND BUSINESS ADDRESS            PRINCIPAL OCCUPATION         DURING THE PAST FIVE YEARS
     --------------------            --------------------         --------------------------
Hussain Ibrahim Al-Fardan       Chairman, Alfardan Group of     Vice Chairman, Gulf Publishing
Qatar                           Companies (Holdings) WLL, a     & Printing Organization WLL.
P.O. Box 63                     group comprised of jewelry,     Managing Director, The
Doha                            trading, automobile, real       Commercial Bank of Qatar Ltd.
Qatar                           estate and investment and       QSC.
                                trading services companies.
Nasser Ibrahim Al-Rashid        Chairman, Rashid Engineering,   None.
Saudi Arabia                    an engineering consulting
P.O. Box 4354                   firm.
Riyadh 11491
Kingdom of Saudi Arabia
Abdul Rahman Ali Al-Turki       Chairman and Chief Executive    Chairman of Al-Sagr Al-Saudi
Saudi Arabia                    Officer, A.A. Turki Group of    Insurance Co., EC, Bahrain and
P.O. Box 718                    Companies, a company with       Sagr Al-Bayda Commercial
Dammam 31421                    industrial construction,        Agencies Ltd., Al-Khobar,
Kingdom of Saudi Arabia         manufacturing and commercial    Saudi Arabia. Vice Chairman,
                                interests. Chairman and Chief   Bahrain Specialist Hospital,
                                Executive Officer of ATCO       Bahrain. Director of the
                                Development, Inc., Houston,     following entities: Dhahran
                                Texas and ATCO Development      International Exhibition Co.,
                                Ltd., London.                   Dhahran, Saudi Arabia; United
                                                                Gulf Corp. for Fiber Glass
                                                                Industries, Jubail, Saudi
                                                                Arabia; Sun Hung Kai China
                                                                Development, Hong Kong; Majyma
                                                                Industries, Hong Kong; Arab
                                                                Investment Co., Cairo, Egypt;
                                                                Rasmalah Investment Fund,
                                                                Dubai, United Arab Emirates.
Mohammed Abdullah Al-Zamil      Chairman, A.H. Al-Zamil Group   Chairman, Grindlays Bahrain
Bahrain                         of Companies, a group engaging  Bank BSC(c) and Savola Bahrain
P.O. Box 285                    in steel and aluminum           Co. Vice Chairman, Gulf Union
Manama                          fabrication, air conditioning,  Insurance & Reinsurance Co.
Bahrain                         nails and screws, food          Director of the following
                                manufacturing, marble design    entities: Bahrain Islamic Bank
                                and installation, stained       BSC(c); General Organization
                                glass window production,        for Social Insurance; Saudi
                                industrial power coating,       Cement Co.; Saudi Arabia;
                                operations and maintenance and  Al-Boustan Commercial Center
                                general trading and agency      Co., Cairo; Ifabanque SA,
                                representation.                 Paris.

                                                                            OTHER
      NAME, CITIZENSHIP                    PRESENT                 MATERIAL POSITIONS HELD
     AND BUSINESS ADDRESS            PRINCIPAL OCCUPATION         DURING THE PAST FIVE YEARS
     --------------------            --------------------         --------------------------
Abdullah Mohamed Alireza        Chairman of the following       Chairman and Owner, Alireza
Saudi Arabia                    entities: Reza Investment Co.,  Investment Co. President of
P.O. Box 1555                   a water resources development,  the Board of Trustees, Mohamed
Jeddah 21441                    sports and leisure and retail   & Ali Alireza Trust.
Kingdom of Saudi Arabia         distribution company; Reza
Director since 1998             Food Services Co., a
                                McDonald's franchise in
                                Western Province, Saudi
                                Arabia; International Chemical
                                Industries & Trading Co. Vice
                                Chairman, Supervisory Board,
                                Haji Abdullah Alireza & Co.
Abdullah Taha Bakhsh            Chairman, TRACO (Trading,       Chairman of the following
Saudi Arabia                    Engineering & Kingdom of        entities: Saudi Maritime
P.O. Box 459                    Contracting Corporation), a     Holding Co.; Bakhsh Kellogg
Jeddah 21411                    holding company for             Saudi Arabia Ltd.; Medscan
Kingdom of Saudi Arabia         investments and general         Terminal Co.; Southern Valley
                                trading, including the          Cement Co., Giza, Egypt.
                                following divisions: TRACO      Director of the following
                                (Real Estate), a marketing and  entities: National Pipe Co.;
                                wholesaling of lands, real      Arabian International Maritime
                                estate development and          Co.; Saudi Company for
                                property management company;    Hardware; Beirut-Riyad Bank,
                                TRACO (Engineering), a civil    London; Arabian Gulf
                                contracting, concrete and       Investment Far East Ltd., Hong
                                steel structural renovation,    Kong; Marketing Services &
                                marine and deep sea             Commercial Project Operations
                                engineering company; TRACO      Co.
                                (Hotels), a hotel ownership
                                and management company.
Faraj Ali Bin Hamoodah          Chairman, Bin Hamoodah Group    Chairman, Abu Dhabi National
United Arab Emirates            of Companies, a group active    Co. for Building Materials.
P.O. Box 203                    in local and international      Director of the following
Abu Dhabi                       investments, general trading    entities: Abu Dhabi Radio &
United Arab Emirates            and international services,     Television Corporation;
                                construction, manufacturing,    National Bank of Abu Dhabi; Al
                                real estate management and      Dhafra Insurance Co.
                                agriculture.
Mustafa Jassim Boodai           Chairman, Boodai Corporation,   None.
Kuwait                          a corporation comprised of
P.O. Box 1287                   trading, transportation,
Safat 13013                     engineering, aviation,
Kuwait                          construction, concrete, cement
                                and automobile companies.
Mohammed Yousef Jalal           Chairman, Mohammed Jalal &      Chairman, Bahrain Tourism Co.
Bahrain                         Sons Group of Companies, a      and Al-Ahli Commercial Bank
P.O. Box 113                    trading and contracting group   BSC. Vice Chairman of Bahrain
Manama                          with worldwide interests.       International Golf Course Co.
Bahrain                                                         BSC and National Import &
                                                                Export Co. Director, Bahrain
                                                                Airport Services Co.

                                                                            OTHER
      NAME, CITIZENSHIP                    PRESENT                 MATERIAL POSITIONS HELD
     AND BUSINESS ADDRESS            PRINCIPAL OCCUPATION         DURING THE PAST FIVE YEARS
     --------------------            --------------------         --------------------------
Nemir Amin Kirdar               President and Chief Executive   None.
Bahrain                         Officer, Investcorp Bank E.C.
P.O. Box 5340
Manama
Bahrain
Abdul Aziz Jassim Kanoo         Deputy Chairman and Deputy      Director of the following
Saudi Arabia                    Chief Executive Officer, Yusuf  entities: Eastern Province
P.O. Box 37                     Bind Ahmed Kanoo Group, Saudi   Cement Co.; Saudi Public
Dammam 31411                    Arabia, a group active in       Transport Co.; Gulf Union
Kingdom of Saudi Arabia         shipping, trading, property,    Insurance & Reinsurance Co.,
                                travel, machinery sales and     Bahrain; United Arab Shipping
                                services, oil field supplies    Agencies Co. (SA) Ltd.
                                and services, chemicals,
                                procurement services,
                                insurance and domestic and
                                overseas investments. Chairman
                                of the following entities:
                                Saudi Arabian Industrial &
                                Trading Est.; Baroid (Saudi
                                Arabia) Ltd.; Saudi Arabian
                                Lube Additives Co. Ltd.; Key
                                Communications Development
                                Ltd.

              DIRECTORS AND EXECUTIVE OFFICERS OF DAVE & BUSTER'S

     The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each person who is a director or executive officer of Dave & Buster's. Unless otherwise indicated, the business address of each such person is Dave & Buster's, Inc., 2481 Manana Drive, Dallas, Texas 75220 and each such person is a citizen of the United States.

NAME                                          PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                         -------------------------------------------------------
David O. Corriveau........................   Mr. Corriveau, a co-founder of the Dave & Buster's
                                             concept in 1982, has served as Co-Chief Executive
                                             Officer and President since June 1995, and as a
                                             director of Dave & Buster's since May 1995 and as
                                             Co-Chairman of the Board since February 1996. Mr.
                                             Corriveau served as President and Chief Executive
                                             Officer of D&B Holding, a predecessor of Dave &
                                             Buster's, from 1989 through June 1995. From 1982 to
                                             1989, Messrs. Corriveau and Corley operated our
                                             business.
James W. Corley...........................   Mr. Corley, a co-founder of the Dave & Buster's concept
                                             in 1982, has served as Co-Chief Executive Officer and
                                             Chief Operating Officer since June 1995, and as a
                                             director of Dave & Buster's since May 1995 and as
                                             Co-Chairman of the Board since February 1996. Mr.
                                             Corley served as Executive Vice President and Chief
                                             Operating Officer of D&B Holding from 1989 through June
                                             1995. From 1982 to 1989, Messrs. Corley and Corriveau
                                             operated our business.
Allen J. Bernstein........................   Mr. Bernstein has been a director since 1996. Mr.
                                             Bernstein is founder of Morton's Restaurant Group, Inc.
                                             and has been its Chairman of the Board and Chief
                                             Executive Officer since its inception in 1988. Morton's
                                             owns and operates more than 65 restaurants, comprised
                                             of two distinct restaurant companies, Morton's of
                                             Chicago Steak Houses and Bertolini's Restaurants.
Peter A. Edison...........................   Mr. Edison, has been a director since 1995. Mr. Edison
                                             has been the Chairman and Chief Executive Officer of
                                             the Baker's Footwear Group, Inc., formerly Weiss and
                                             Neuman Shoe Company, since October 1997.
Bruce H. Hallett..........................   Mr. Hallett has been a director since 1998. Mr. Hallett
                                             has been engaged in the practice of corporate and
                                             securities law since 1976 and has been a partner of the
                                             Hallett & Perrin law firm since 1992.
Walter S. Henrion.........................   Mr. Henrion has served as a consultant to the Company's
                                             business since 1989, and has been a director since
                                             1995. He has also been a consultant to the restaurant
                                             industry since 1983. From 1972 to 1981, Mr. Henrion
                                             served as Executive Vice President and director of TGI
                                             Friday's, Inc.
Mark A. Levy..............................   Mr. Levy has been a director since 1995. Mr. Levy is
                                             founder and has been managing director of Alexander
                                             Capital Group, a private investment firm, since June
                                             1998. He was co-founder of The Levy Restaurants and
                                             served as its Vice Chairman from 1978 to 1998. The Levy
                                             Restaurants operates restaurants, food service and
                                             special concession operations throughout the United
                                             States.

NAME                                          PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                         -------------------------------------------------------
Christopher C. Maguire....................   Mr. Maguire has been a director since 1997. Mr. Maguire
                                             has served as CEO and President of Staubach Retail
                                             Services, a national retail real estate consulting
                                             company, since its inception in 1994. Mr. Maguire
                                             joined the Staubach Company, a Dallas-based national
                                             real estate brokerage firm, 1986 to form its Retail
                                             Services Division.
Barry N. Carter...........................   Mr. Carter has served as Vice President of Purchasing
                                             since November 2000 and as Vice President of Store
                                             Support since June 1995. He served as Vice President
                                             and Director of Store Support of D&B Holding from
                                             November 1994 to June 1995. From 1982 to November 1994,
                                             he served in operating positions of increasing
                                             responsibilities for the Company and its predecessors.
Barbara G. Core...........................   Ms. Core has served as Vice President of Information
                                             Technology since September 2000 and Assistant Vice
                                             President of Information Technology since November
                                             1999. She served as Senior Director of I.T. from
                                             February 1999 to November 1999 and from April 1998 to
                                             February 1999 as PeopleSoft Implementation Team
                                             Director. From November 1997 to February 1999 she
                                             served as Director of I.T. From January 1990 to
                                             November 1997 she served in operations positions of
                                             increasing responsibilities for us and our
                                             predecessors.
John S. Davis.............................   Mr. Davis has served as Vice President, General Counsel
                                             and Secretary of Dave & Buster's since April 2001. Mr.
                                             Davis served as Vice President and General Counsel of
                                             Cameron Ashley Building Products, Inc., an NYSE-listed
                                             building products distributor, from 1994 to 2000 and as
                                             Associate Counsel -- Mergers and Acquisitions for
                                             Electronic Data Systems Corp., a technology services
                                             firm, from 1990 to 1994. Prior to 1990, Mr. Davis was
                                             engaged in the private practice of law.
Nancy J. Duricic..........................   Ms. Duricic has served as Vice President of Human
                                             Resources since December 1997. From June 1989 to June
                                             1997, she served in human resources positions of
                                             increasing responsibilities in other companies, most
                                             recently as Vice President of Human Resources for Eljer
                                             Industries, Inc.
William C. Hammett, Jr. ..................   Mr. Hammett has served as Vice President, Chief
                                             Financial Officer of Dave & Buster's since December
                                             2001. He served has Vice Chairman of the Board of
                                             Directors of Pegasus Solutions, Inc. since March 2001
                                             and as a Director of Pegasus since October 1995. From
                                             May 1998 to March 2001, he served as Chairman of the
                                             Board of Directors of Pegasus. From October 1995 to May
                                             1998, he served as Vice Chairman of the Board of
                                             Directors of Pegasus. From August 1996 through
                                             September 1997, he served as Senior Vice President and
                                             Chief Financial Officer of LaQuinta Inns, Inc. From
                                             June 1992 through August 1996, he served as Senior Vice
                                             President, Accounting and Administration of LaQuinta
                                             Inns, Inc.

NAME                                          PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                         -------------------------------------------------------
Cory J. Haynes............................   Mr. Haynes has served as Vice President of
                                             International Operations since March, 2000 and as Vice
                                             President of Midway Operations since July 2001. He
                                             served as Vice President of Beverage Operations from
                                             May 1998 to March 2000, as Vice President, Assistant
                                             Director of Operations from September 1996 to May 1998,
                                             and from January 1996 to September 1996, as Corporate
                                             Director of Management and Development. From 1982 to
                                             January 1996, he served in operating positions of
                                             increasing responsibilities for us and our
                                             predecessors.
Deborah Inzer.............................   Ms. Inzer has served as Vice President of Accounting,
                                             Controller of Dave & Buster's since January 2002. She
                                             served as Assistant Vice President, Assistant
                                             Controller from November 2000 to January 2002 and as
                                             Assistant Controller from July 1999 to November 2000.
                                             Ms. Inzer served as Senior Vice President of Finance at
                                             AmBrit Energy Corporation from 1989 to 1999.
Jeffrey A. Jahnke.........................   Mr. Jahnke has served as Vice President of Finance,
                                             Treasurer of Dave & Buster's since January 2002. He
                                             served as Controller, Vice President of Accounting for
                                             the Company from January 2000 to January 2002. From May
                                             1998 to December 1999 he was a consultant primarily in
                                             the hospitality business. Mr. Jahnke was employed by
                                             ClubCorp International, Inc. from 1983 to 1998 in
                                             various financial positions of increasing
                                             responsibilities, his most recent position being Vice
                                             President of Accounting.
Margo Manning.............................   Ms. Manning has served as Vice President of Management
                                             Development since September 2001 and as Assistant Vice
                                             President of Team Development from November 1999 to
                                             September 2001. From 1991 to October 1998, Ms. Manning
                                             served in positions of increasing responsibilities for
                                             us and our predecessors.
Reginald M. Moultrie......................   Mr. Moultrie has served as Vice President of Amusements
                                             since January 1999, as Vice President of Games and
                                             Merchandising from April 1998 to January 1999, and as
                                             Director of Amusements from February 1997 to April
                                             1998. Mr. Moultrie served as Vice President of Sales
                                             for Skeeball, Inc. from 1993 to 1997.
Stuart A. Myers...........................   Mr. Myers has served as Vice President of Marketing
                                             since January 2000. From September 1996 to December
                                             1999 he served as Vice President of Marketing for
                                             Whataburger, Inc. Mr. Myers served as Senior Vice
                                             President/Restaurant Group Account Director at Levenson
                                             & Hill Advertising from July 1993 to September 1996.
R. Lee Pitts..............................   Mr. Pitts has served as Vice President of Training and
                                             New Store Openings since September 2000 and as
                                             Assistant Vice President and Director of Training from
                                             March 1998 to September 2000. From 1991 to March 1998
                                             Mr. Pitts served in operating positions of increasing
                                             responsibility for us and our predecessors.

NAME                                          PRINCIPAL OCCUPATION AND FIVE-YEAR EMPLOYMENT HISTORY
----                                         -------------------------------------------------------
J. Michael Plunkett.......................   Mr. Plunkett has served as Vice President of Kitchen
                                             Operations since November 2000. He served as Vice
                                             President of Information Systems from November 1996 to
                                             November 2000, as Vice President, Director of Training
                                             from June 1995 until November 1996 and as Vice
                                             President and Director of Training of D&B Holding from
                                             November 1994 to June 1995. From 1982 to November 1994,
                                             he served in operating positions of increasing
                                             responsibilities for us and our predecessors.
Sterling R. Smith.........................   Mr. Smith has served as Vice President of Operations
                                             since June 1995 and as Vice President and Director of
                                             Operations of D&B Holding from November 1994 to June
                                             1995. From 1983 to November 1994, Mr. Smith served in
                                             operating positions of increasing responsibility for us
                                             and our predecessors.
Bryan L. Spain............................   Mr. Spain has served as Vice President of Real Estate
                                             since March 1997. From 1993 until joining Dave &
                                             Buster's, Mr. Spain managed the Real Estate Acquisition
                                             and Development Program for Incredible Universe and
                                             Computer City Divisions of Tandy Corporation. In
                                             addition, from 1991 to 1993, Mr. Spain served as
                                             Director, Real Estate Financing for Tandy Corporation.

                                  SCHEDULE II

        SELECTED PROVISIONS OF MISSOURI LAW GOVERNING DISSENTER'S RIGHTS

RSMo 351.455. SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES,
WHEN.

     1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his Shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said Shares, the fair value thereof. Such demand shall state the number and class of the Shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

     2. If within thirty days after the date on which such merger or consolidation was effected the value of such Shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said Shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such Shares or in the corporation.

     3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such Shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said Shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such Shares, or in the surviving or new corporation. Such Shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

     4. The right of a dissenting shareholder to be paid the fair value of his Shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

Facsimile copies of letters of transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Dave & Buster's stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                              THE BANK OF NEW YORK

        BY REGULAR MAIL                     BY HAND                  BY OVERNIGHT COURIER

     The Bank of New York            The Bank of New York            The Bank of New York
 Tender & Exchange Department    Tender & Exchange Department    Tender & Exchange Department
        P.O. Box 11248                  One Wall Street               385 Rifle Camp Road
     Church Street Station                Third Floor                     Fifth Floor
   New York, New York 10286        New York, New York 10286     West Paterson, New Jersey 07424

                                   By Facsimile Transmission
                                  (for Eligible Institutions
                                            Only):
                                        (973) 247-4077
                                     To Confirm Facsimile
                                         Transmission
                                     Call: (973) 247-4075

                             ---------------------

Any questions or requests for assistance or additional copies of the prospectus, the Letter of Transmittal and the notice of guaranteed delivery and related tender offer materials may be directed to the Information Agent at the telephone number and location listed below. You may also contact your local broker, commercial bank, trust company or nominee for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. KING & CO., INC.
                                77 Water Street
                         New York, New York 10005-4495
                 Banks and Brokers Call Collect: (212) 269-5550
                   All Others Call Toll Free: (800) 549-6697